7/5

05009455

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME AO Samaraenergo

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4708 FISCAL YEAR 12-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 7/6/05

САМАРАЭНЕРГО

ОН СОХРАНЕНИЯ ЭНЕРГИИ / THE ENERGY CONSERVATION LAW

ГОДОВОЙ ОТЧЕТ / ANNUAL REPORT 2004

САМАРАЭНЕРГО

.КОН СОХРАНЕНИЯ ЭНЕРГИИ | THE ENERGY CONSERVATION LA

ГОДОВОЙ ОТЧЕТ | ANNUAL REPORT | 2004

THE ENERGY CONSERVATION LAW READS THAT
NOTHING ARISES FROM EMPTINESS
AND NOTHING DISAPPEARS COMPLETELY.
DEEDS OF CREATIVE PEOPLE KEEP
ENERGY OF THEIR SOULS FOR MANY YEARS.

THE SAMARA REGION IS ONLY ONE
OF MANY REGIONS OF RUSSIA.
JSC "SAMARAENERGO" IS ONLY ONE OF SEVENTY REGIONAL
POWER SYSTEMS.

BUT HOW MANY BRILLIANT LIVES WERE LIVED HERE.
LIVES OF THOSE, WHO CONTRIBUTED
INTO DEVELOPMENT OF NOT ONLY REGIONAL,
BUT ALSO RUSSIAN AND EVEN GLOBAL
POWER INDUSTRY.
WE DECIDED TO TELL ABOUT SOME OF THEM,
IN ORDER TO DISPLAY THE VIVID IMAGE OF POWER
SUPPLY SYSTEM CREATORS FROM BEHIND DULL
STATISTICS OF TABLES.

STORIES OF THESE PEOPLE ARE SIMILAR IN ONE:
THEY MADE BOLD TO BE
THE FIRST. AND IT IS NOT IMPORTANT WHAT POST
THEY OCCUPY.
THEIR ENERGY INSPIRES THOSE WHO COME TO TAKE
THEIR PLACE. THERE WILL BE PIONEERS AMONG THEM TOO.

AND THIS IS THE ESSENCE AND THE GIST OF THE LAW...
THE ENERGY CONSERVATION LAW.

ЗАКОН СОХРАНЕНИЯ ЭНЕРГИИ | THE ENERGY CONSERVATION LAW

1 ADDRESSES OF CHAIRMAN OF BOARD OF DIRECTORS AND THE GENERAL DIRECTOR OF THE COMPANY TO SHAREHOLDERS



Dear shareholders!

On behalf of Board of Directors of JSC "Samaraenergo" I can ascertain, that in 2004 Samara Power Company managed to develop to the full the tendency to the improvement of power supply system financial and industrial performance, put forward in the previous period. The joint-stock company could simultaneously provide reliable power supply and perform necessary actions in company reforming. Among the reasons of a high standing of the Samara power supply system in the line of other Russian power companies, the personnel professionalism and high efficiency of the Operating company management undoubtedly can be named. This is confirmed by significant growth of JSC "Samaraenergo" capitalization in 2004.

In 2004 the necessary repair work aimed at increase of the power supply system equipment reliability during the period of autumn and winter maximum loads were financed and executed to full extend. Shareholders of a power supply system received all the dividends payable for 2003. Target budget parameters of the Company and missions put forward by the Operative committee of RAO "UES of Russia" were fulfilled.

In the reporting year "Samaraenergo" Board of Directors carried out large-scale actions on the Joint-stock company work organization. 24 sessions in which the wide spectrum of issues of company activity was discussed took place. The equal quantity of representatives delegated by majority and minority shareholders of a power supply system worked in the Board of Directors. Two members of Board of directors, being professional directors, worked on an independent basis. Such structure of representation in the body carrying out strategic management of a power supply system, allowed the Board of Directors to maintain the balance of all shareholders interests and to make the decision for the benefit of a power supply system as a whole.

One of the most important steps in Joint-stock company life regulation is the decision made by Board of Directors on removal of service and non-profile assets by establishment of 100 % affiliated companies. In January the decision on JSC «SKP» establishment was made, in May, 2004 JSC "Samaraenergospetsremont" and JSC «Samara industrial repair shop» were founded. The register of other non-profile assets of the Company was approved in April, 2004 and the strategy of their handling was worked out. The decisions on non-profile investments liquidation in JSC Energogarant Insurance Company, JSC Energopolis insurance company», JSC «AvtoVAZbank» etc., were made. In the course of cooperation with affiliated dependent companies the Board of Directors agreed upon approximately 20 contracts on various aspects of interaction with them. The termination of the Company participation in non-profile kinds of business is aimed at concentration of Company resources on the market of thermal and electric energy production, and reduction of non-productive costs of a power supply system.

On 3.9.2004 the Board of Directors of RAO "UES of Russia" approved the project of JSC "Samaraenergo" as well as other power supply systems managed by JSC "Mid-Volga Inter-regional Managing Power Company" reforming, session of JSC "Samaraenergo" Board of Directors which declared reforming of the power company a priority goal, took place on October, 20. Thus, process of reforming of the power company in 2004 entered an active phase.

The right of shareholders for the exact and complete information on the power supply system activity is especially important during the reforming period. For this reason the Board of Directors paid special attention to this matter in the past year. Transparency of corporate processes was provided, in particular, by consideration of the quarterly report of the Central Bank issuer by Board of Directors and approval of the list of the information subject to disclosure during the Company reforming.

In 2004, as well as during the previous period, Board of Directors didn't only determine the strategic goals, but also controlled the performance of the "Samaraenergo" executive body. Remuneration for the Operating Company was based on the performance analysis.

The coordinated policy of Board of Directors and the Operating company, that carries out the Company day-to-day management, allowed JSC "Samaraenergo" to finish 2004 with significant profit which will be allocated both to dividends payment, and the further implementation of the power supply system enterprises technical upgrade programs.

The "Samaraenergo" Board of Directors expresses confidence, that while summarizing the current year results it would be possible to ascertain again, that the personnel and management of the Joint-stock Company managed to achieve high results in its industrial and financial activity.

Chairman of the Board of Directors
"Samaraenergo"
Boris Remesentsev



Dear shareholders!

Summing up JSC "Samaraenergo" activities during the reported period I should like to note, that in 2004 the power supply system once again confirmed its status of one of the most successful power companies in Russia. The personnel of the enterprise can be proud of reliable and trouble-free supply of electric and thermal energy.

In 2004 the technical improvement of the power supply system enterprises was actively performed. The power company completely fulfilled all necessary actions to prepare for a heating season. On November 12th, 2004 the Joint-stock company received the passport of readiness for autumn and winter maximum of loads. Major overhaul of 7 power boilers, 6 turbine units, 4 water-heating boilers was made. On the eve of Power Engineering Day turbine BPTG-12 was launched at the Samara state district power station, which replaced the unit that was in operation for more than 67 years. Besides, the automated control system complex was put in operation at the oldest Volga region station to control turbine unit 3. It is already the fourth automated control block installed at the Samara state district power station since 1997.

In November, 2004 turbine T - 100 was put into operation after reconstruction at VAZ thermal power station. Financing of this project was carried out by JSC "Samaraenergo" with participation of JSC "AVTOVAZ" and «GM-AVTOVAZ». -100 reconstruction will allow to increase heat output for technological needs of JSC "AVTOVAZ" and reliable and uninterrupted power supply to Togliatti inhabitants.

The significant project of JSC "Samaraenergo" was heat redirection from the Togliatti thermal power station in Avtozavodsky region of Togliatti. This project is important not only for a power supply system, which considerably increases economic efficiency of the Togliatti heating plant. The city also gains significant reserve for its further development. JSC "Samaraenergo" has overfulfilled the program of major overhauls of thermal networks: 23,63 km were replaced in 2004 instead of 15 km planned. Besides, technological innovations traditionally introduced by JSC "Samaraenergo", other activities aimed at power supply system efficiency increase were performed. According to RAO "UES of Russia" experts estimation JSC "Samaraenergo" became one of the most active traders at the electronic trading platform «B2B-energo». Using the electronic trade opportunities, JSC "Samaraenergo" achieves significant cost decrease of the goods and the services necessary during of energy generation. The average expenses for the purchases organization and carrying out decreased by 50 %, and the price of purchased products and services - by the average of 17,5 % compared to initial cost of lots. In the past year JSC "Samaraenergo" activity in competitive sector of the energy wholesale market was also successful.

For protection of the Company economic interests, first time in Russia, the Security service of JSC "Samaraenergo" started the implementation of the complex program of crimes in the power supply sphere disclosing. JSC "Samaraenergo" initiated development and arrangement of the series of educational courses with militia inspectors, engaged in such crimes disclosure. Together with the Institute of Ministry of Internal Affairs of the Russian Federation, the special program of militia stuff professional skill improvement was developed.

In 2004 JSC "Samaraenergo" reforming process was successfully developed with complete observance of the power supply system shareholders rights and reliable power supply. Within the process of Russian electric power industry re-structuring and non-profile kinds of activity separation, JSC «SKP», JSC «Samara industrial repair shop» and JSC "Samaraenergospetsremont" were founded in 2004 on the basis of service affiliates and non-profile property of JSC "Samaraenergo".

It is necessary to note, that despite the separation of the repair facilities, the company managed to maintain high quality of equipment repair service and preparation for a heating season.

On September 3, 2004 RAO "UES of Russia" Board of Directors approved the project of JSC "Samaraenergo" reforming in a line of other power supply systems controlled by joint-stock company "Mid-Volga Inter-regional Managing Power Company". On October 20 the session of joint-stock company "Samaraenergo" Board of Directors declared the power company reforming a priority goal.

This year the last Board of Directors and Extraordinary shareholders meetings of JSC "Samaraenergo" approved the decision on JSC «Volga territorial generating company», JSC «Volga inter-regional distribution company» and JSC «Volga inter-regional power sales company» establishment.

Both change in present regional power supply systems structure and the fact that upon termination of reforms the electric power industry will be regulated by the market, instead of the state bodies, will greatly influence the life of a power supply system and power consumers.

Thus in future the power company will have an opportunity to cooperate with foreign investors in a more active way.

In conclusion I would like to express confidence, that at summarizing of 2005 results, JSC "Samaraenergo" will be once again positioned as one of the best power supply systems in Russia. It is guaranteed by high professionalism of the company personnel and shareholders support in preparation to a power supply system reforming.

Deputy General Director
JSC «Mid-Volga Interregional
Operating Power Company»
V.V. Dikop.

FRANTZ KARLOVICH SAN-GALLI

THE MAN WHO WARMED THE WORLD

The Russian German of the Italian origin - the combination of words which is difficult not to be confused with. But, probably just due to simultaneous presence of German thrift and Italian passion in his blood Frantz Karlovich managed to live such interesting life.

Relying only on himself he has brought the huge contribution to history of power, having improved household life of mankind.

19 years old San-Galli arrived to Russia with a lean suitcase and scanty amount of money to become one the largest manufacturers in this strange foreign country. Before getting his first serious order San-Galli had to overcome all possible difficulties. Frantz lived half-starving, not saving only on new technologies purchase. But pig-iron products (beds, fireplaces, washstands, pipes) he made in his workshop were persistently not noticed by the buyers. However, San-Galli always knew, that his time would come. It happens with the gifted persons.

Repair of Imperial greenhouses heating system in Tsarskoe Selo was the beginning of his glorious carreer. And that was not only a matter of money. The order allowed San-Galli to earn a name. He was spoken about as a talented engineer and inventor. Carrying out the new clients' orders San-Galli always invented something unusual. The major invention of San-Galli - the invention that glorified him all around the world - was made approximately in 1855. Frantz Karlovich has invented the heating battery. Water heating systems, for sure, existed long ago. But heat output in them was carried out through usual pipes. Their efficiency was extremely low. San-Galli added vertical disks to thick pipes, which kept heat much longer. As soon as this invention became known his workshop was overloaded with orders. From the generous inventor Germany, the USA and other countries learned about this wonderful Russian novelty.

Having become a leader in engineering, San-Galli spread the range of his products from batteries and heating equipment to metal framework for buildings construction, ventilation systems, furnaces and art moulding. The famous gate of Winter Palace, pig-iron benches, gates, sculptures were also forged at his factory. Even a pig-iron surgical table, used by academician Pavlov for his dogs surgery, was the product of his mind and hands.

However, the greatest contribution of San-Galli to development of the civilization was the heating battery, which has been heating people of different countries in winter for one and a half centuries.

This useful invention will be immortalized in Samara. This year the Monument in honour of the battery invention 150 anniversary will be installed at the checkpoint of Samara state district power station, the oldest power station in Volga region.

The bronze cat will bask on a window sill above the battery, invented by the Russian German of Italian origin Frantz Karlovich San-Galli.


поднесли образъ, хлѣбъ и соль
котельный заводы
Ф. САНЪ-ГАЛЛИ.
МОСКВА
С.-ПЕТЕРБУРГЪ.
Батареи
гигіеническихъ

2
SECTION 2. THE GENERAL DATA, POSITION OF THE COMPANY IN THE BRANCH

2.1. THE GEOGRAPHICAL POSITION.

JSC " Samaraenergo " is the largest power supply system of the Middle Volga region providing electric and thermal energy on the territory of 53.6 thousand km2.

JSC "Samaraenergo" carries out electric supply of dynamically developing industrial region in which the significant part of production facilities of the European part of Russia is concentrated, key automobile and petrochemical complexes are located. The largest consumers of JSC "Samaraenergo" are the enterprises of chemical, petrochemical, metallurgical, automobile and building industries. Electric networks of JSC "Samaraenergo" electrify all territory of the Samara region. The total length of transmission lines of JSC "Samaraenergo" makes 33 910 km.

The power supply system provides heat supply and hot water supply to industrial and municipal consumers in the largest cities of the region which population totals to more than 3 million people. The length of thermal networks of JSC "Samaraenergo" makes up 479,25 km.

2.2. BRIEF HISTORY

The first source of the electric power in the Samara region was the Samara state district power station constructed in 1900 with participation of "Siemens and Halske" company. This event has begun the development of power engineering in the region. On December 29th, 1932 Samara power works was established, with its functional division "Energosbyt" ("Power sale") that carried out the distribution of power resources.

In 40th years of XX century development of the Samara power engineering was connected with evacuation of the defense industry enterprises to the region from a zone of military actions of Great Patriotic War and increase of oil extracting volumes in region.

In 50 and 60th years the intensive growth of cities and the forced development of electric transport caused necessity of construction of new sources of electric and thermal energy. Within the period of 1941 to 1972 seven thermal power stations were constructed in the region: Bezymianskaya thermal power station (1941) and the Samara thermal power station (1972) in Samara; Syzran thermal power station (1947); Novokuibushevsk thermal power station-1 (1951) and thermal power station-2 (1962); Togliatti thermal power station (1960) and VAZ thermal power station (1969). 4 enterprises of electric networks were established: Samara electric networks (1941), Zhiguleovsk electric networks (1958), the Volga electric networks (1964), Chapaevsk electric networks (1964).

JSC "Samaraenergo" became one of the first power supply systems in the country that fundamentally improved management structure. On February 16th, 2001 functions of the general director of the Corporation was delegated to "Mid-Volga Inter-regional Managing Power Company". The positive experience, which essentially influenced the growth of production and economic parameters of JSC "Samaraenergo", was actively extended to other power producing companies. Currently, measures in power branch re-structuring are taken, that are aimed at optimization of power supply quality and increase of power companies performance in conditions of market economy. These measures are based on the program of the power branch reforming adopted at the state level, according to the plan approved by Russian Joint-Stock Company "UES" (RAO "UES of Russia), in a power supply system.

2.3. ORGANIZATIONAL STRUCTURE OF THE COMPANY



GENERAL SHAREHOLDERS MEETING
BOARD OF DIRECTORS
AUDITING COMMITTEE
MANAGING COMPANY (SOLE OPERATING BODY)
EXECUTIVE DIRECTORATE
AFFILIATES

The Company has 18 branches, including:

- 8 power stations;
- 5 enterprises of electric networks;
- 2 enterprises of thermal networks;
- "Power sale";
- Motor depot;
- Training center

2.4. THE BASIC PARAMETERS, INCLUDING NUMBER OF EMPLOYEES ETC.

Average number of employees in 2004 amounted to 13361 persons or nearby 1 % of economically active population of the Samara region.

The company has 19 branches, including: 8 - thermal power stations, 5 - electric networks, and as well as 2 - thermal networks, power sale and other.

THE INSTALLED EQUIPMENT CAPACITY OF "SAMARAENERGO" NETWORK	POWER STATIONS INSTALLED ELECTRIC CAPACITY, MWATT	INSTALLED THERMAL CAPACITY, GCAL/H
Togliatti TPS	710	2497
Novokuibyshevsk TPS - 2	470	1670
VAZ TPS	1172	3903
Samara TPS	440	2054
Novokuibyshevsk TPS - 1	236	1419
Bezymianka TPS	183,7	1574
Syzran TPS	255	1058,3
Samara power station	43,8	1805,6
Heating boiler-house		500
JSC "Samaraenergo"	3519,7	16481,9

2.5. THE COMPETITIVE ENVIRONMENT OF THE COMPANY AND RISK FACTORS

2.5.1. "SAMARAENERGO" PRODUCTION (SERVICES) MARKETS

JSC "Samaraenergo" provides the electric power to consumers of Samara region on the territory of 53,6 thousand km2 with the population of over 3 million inhabitants. The power supply system provides the centralized heat supply and hot water supply to the industrial and municipal enterprises in the cities of Samara, Togliatti, Novokuybyshevsk, Syzran.

JSC "AVTOVAZ" was the major electric energy consumer in 2004. Its share in the total electric energy demand amounted to 12,5%.

Joint Stock Companies "Enterprise of thermal networks" and "Tevis" were the largest consumers of thermal energy in 2004. Their share in the total heat demand amounted to 19,2% and 18,4% respectively.

2.5.2. MAJOR "SAMARAENERGO" SUPPLIERS, PROVIDING 10 AND MORE PERCENT OF ALL INVENTORY HOLDINGS SUPPLY, WITH THE INDICATION OF THEIR SHARE IN TOTAL DELIVERY VOLUME

Joint Stock Company "Samararegiongas" - the largest gas supplier (73,1 % of the total gas supply volume in 2004).

2.5.3. THE MAJOR COMPETITORS

JSC "Samaraenergo" is the natural monopolist in the market of electric energy manufacturing on the territory of Samara region where the basic economic activities are carried out. JSC "Samaraenergo" It also carries out the centralized heat supply to large cities of the region (Samara, Togliatti, Syzran, Novokuvbyshevsk) and has more than a 50 % share in the market of heat supply.

2.5.4. BRANCH RISKS

The factors influencing activity in 2004, were:

- Activities in competitive sector (5-15 %) of electric power wholesale market and in the sector of electric power wholesale market deviations.

- Extraction of energy servicing enterprises from the structure of joint-stock company and creation of hundred-percent dependent companies.

- Approval of the joint-stock company reforming project by the Board of directors of RAO "UES of Russia" and the of reforming process start.

2.5.5. ANALYSIS OF "SAMARAENERGO" DEVELOPMENT TENDENCIES IN THE SPHERE OF PRINCIPAL ACTIVITY

In the period of 1999-2004 the steady growth of electric energy useful distribution to consumers of JSC "Samaraenergo" is observed. Within 5 years the increase of useful distribution of "Samaraenergo" totaled to 11,0 %, that exceeds the RAO" UES of Russia" figure which is 3,3 %

	1999	2000	2001	2002	2003	2004
"Samaraenergo" useful distribution, billion kWh	16,5	17,0	17,3	17,6	18,0	18,1
"UES of Russia" useful distribution, billion kWh	567,6	588,6	578	579,8	525,2	586,2

Against a background of total steady decrease in useful distribution of thermal energy within RAO "UES of Russia", useful distribution of "Samaraenergo" in 1999-2004 shows positive dynamics.

	1999	2000	2001	2002	2003	2004
Samaraenergo" useful distribution, mln Gcal	22,7	23,2	24,0	23,2	23,6	23,8
"UES of Russia" useful distribution, mln Gcal	453,6	441,5	430	418,4	414,5	414,3

In 2004 the tendency of useful heat distribution growth remains due to increase, compared to previous year, of thermal energy distribution both in a form of vapor (caused by growth of thermal energy consumption by industrial enterprises), and in the form of hot water.

Comparison of financial and economic activities results of "Samaraenergo" and "UES of Russia" holding company allows to draw a conclusion that on a background of "UES of Russia" results stability, financial results of "Samaraenergo" are subject to considerable fluctuations:

	1999	2000	2001	2002	2003	2004
Profitability of "Samaraenergo", %	10,7	13,1	6,4	1,3	3,8	5,2
Profitability of RAO "UES of Russia", %	12,7	10,4	12,1	11,0	9,0	

The analysis of profitability fluctuations allows to draw a conclusion that the earned profit amount was significantly influenced by terms of tariffs management, as well as higher rates of the basic cost components (fuel, industrial services, etc.) growth in comparison with electric and heat energy tariff growth.


ОСНОВНЫЕ ЗАДАЧИ ЭЛЕКТРИФИКАЦИИ РОССИИ
План электрификации Р.С.Ф.С.Р.
Доклад 8-му Съезду Советов

GLEB MAKSIMILIANOVICH KRZHIZHANOVSKY

THE MAN OF POWER

This native Samara inhabitant could become the great poet. The way young Krzhizhanovsky anthemed Volga sunsets and human relations took the breath of provincial public away.

He could probably become a great designer. But it happened so, that in the era of marxist whirlwinds he took an interest in revolution. Being a student in Petersburg the young man raved about the freedomn and overthrow of the autocracy. In the morning he hurried to the Technological Institute and in the evening - to the Union for Working Class Liberation. In December 1895 Krzhizhanovsky was arrested and banished to Siberia. But neither arrest nor banishment pacified his restless nature. In 1901 he administered Iskra center in Samara where he worked at a railway depot. He participated in the revolution of 1905 - 1907. His poetic talent served revolution as well. Gleb Maksimilianovich wrote texts for the revolution songs "Hostile whirlwinds blow above us", "Tears fill in the boundless world", etc.

Ideas of electricity soared in the air at that time, they were a fashion. In fact not without reason, even Bolsheviks' publications which appeared in Russia then, were called "Ogonyok" (the Light), "Iskra" (the Spark).

In 1907 Krzhizhanovsky began to work in the Petersburg branch of "Electric illumination of 1886 Company". The engineer with the violent past was only hired because the company was owned by Germans and they never minded that gendarmes paid special attention to their employee.

Krzhizhanovsky started his carrer in power engineering as a simple adjuster, climbing the lamp poles.

Later the energetic Samara engineer became a manager. He united separate cable networks, participated in construction of the first in Russia peat power station "Electricity transmission". This kind of restless person he was.

Gleb Maksimilianovich never forgot Samara. That was he who developed the plan of hydroelectric power station in Zhiguli construction in 1910. But it was necessary to redeem the grounds of count Orlov-Davydov to realize this project. As usual, there was not enough money. Besides, local church authorities protested against infringement of existing godliness.

During the October revolution, having taken advantage of his position, Krzhizhanovsky helped revolution once again, having disconnected the light in Krtemlin which was defended by cadets. It made it easier for Red Army to assail it. Since 1917 he restored and developed power network of Moscow, headed Glavelektro.

In 1920 under Lenin's personal assignment Gleb Maksimilianovich wrote the paper "Primary Goals of Electrification in Russia". Has was appointed to the post of the Chairman of the State Committee on Electrification of Russia (GOELRO). Under his management the global plan of electrification of Russia, that had no analogues in the world, was developed for the first time. Development and implemmtation of GOELRO plan helped the agrarian country to become an industrial giant within the shortest possible period.

This time is considered a reference point of power rapid growth in the country and in Kuibushev region. Having made the huge contribution to development of the country power complex, Krzhizhanovsky has not forgotten about his countrymen. It was he who promoted the construction of Syzran hydroelectric power station, that started up in 1929.

Krzhizhanovsky participated in the ceremony of Lenin hydroelectric power station opening, construction of which was his dream in the beginning of XX century.

One of Krzhizhanovsky's achievement was creation of GOSPLAN. Gleb Masimilianovich invented five-year periods planning. He was the deputy of the Supreme Soviet of the USSR delegated by Kinel, Kuibyshev region, wrote a great lot of memoirs about Lenin. In a word, not the person, but the whole power station. Krzhizhanovsky is probably the only person who can be called a man of power, without any distortion of the lexical meaning of this word.



3
CORPORATE MANAGEMENT

3.1. PRINCIPLES. DOCUMENTS.

Corporate mission of JSC "Samaraenergo" is uninterrupted and accident-free power supply to the population and the enterprises of the Samara region ensuring social and industrial development. Being a commercial entity, the Company works for profit increase, while strengthening of shareholders and possible investors trust. Business of the Company is based on requirements of the Russian legislation and other legal norms, particularly those of Federal Securities Committee of Russia, thus securing the protection of the shareholders' and investors' rights. The Company provides a transparency and information openness by means of regular coverage of the basic events and problems of a power supply system in mass-media and in specialized publications, accommodation of messages on the most important facts in a news lines of news agencies, as well as publication of the major documents and information materials on the Company Web-site. Control and assessment of business management quality is provided in particular, by quarterly consideration of the operating company reports on management efficiency by the Board of Directors, as well as quarterly rating assessments of corporate financial status in compliance with internal standards.

JSC "Samaraenergo" has no internal document regulating the norms of the issuer's corporate performance. However the Company observes the main principles of corporate performance specified by the Code of Corporate Performance, recommended by Federal Securities Committee of Russia: all shareholders of the Company irrespective to their share have the opportunity to operate the Company by participation in general meetings, to receive dividends, get complete and a reliable information of the Company; the Board of directors elected by shareholders on an alternative basis by means of cumulative voting carries out strategic management of the Company, the sphere of Board of Directors jurisdiction in the Company management constantly extends; the executive office, functions of which are transferred to the operating company, provides an effective management of current activity of the Company according to the corporate financial and economic plan and is accountable to Board of Directors and the Company shareholders; The Company observes a principle of duly information disclosure; efficient Company management is combined with observance of state and municipal interests; financial and economic activity of the Company is controlled by means of internal audit and external auditor selected by shareholders meeting from the list of nominees, offered by the shareholders.

According to the Corporate Performance Code recommended by Federal Securities Committee of Russia, the target committees are created within the limits of Board of Directors (auditing committee and staff and compensations committee), consisting of the most skilled professionals in corresponding sphere. The regulations on committees existence were introduced in the Company By-Laws by last annual shareholders meeting, selection of nominees for committees membership was carried out in the reported year and their consent is received.

Alongside with the Company By-Laws the following corporate documents approved by the shareholders meeting are effective:

• Regulations on the order of JSC "Samaraenergo" shareholders meetings preparation and holding;

Regulations on JSC "Samaraenergo" auditing committee;

• Regulations on the order of Board of Directors meetings convocation and holding;

• Regulations on compensations and indemnifications payment to Board of Directors members;

Regulations on compensations and indemnifications payment to members of the Auditing Committee.

3.2. INFORMATION ON THE COMPANY MANAGEMENT AND CONTROL BODIES MEMBERS

3.2.1. BOARD OF DIRECTORS

According to the Company By-Laws Board of Directors consists of 10 members of Board of Directors. There are 6 independent directors in the structure of Board of Directors. The current Board of Directors was elected 14.06.04 by annual shareholders meeting basing on the results of 2003.

Mr. Boris Fedorovich Remezentsev - Chairman of the Board of Directors, first elected by shareholders meeting on 3.12.99, member of the Board since 1993. Year of birth - 1937, citizenship - Russia, higher technical education, before being elected the Chairman of the Board of Directors held the post of the General Director of "Samaraenergo". Membership in executive offices and boards of directors of other companies: JSC "Energopolis" (member of the Board of Directors). A share in the charter capital of the Company: 0,01 %. Remuneration (refund of charges), paid in 2004 - 442 907 rbl.

Mr. Avetisjan Vladimir Evgenevich - member of Board of Directors since 1999. Year of birth - 1958, citizenship - Russia, higher technical education, Cand.Econ.Sci., member of the Board of RAO "UES of Russia", managing director of RAO "UES of Russia" (Business-unit №2). Member of executive offices and boards of directors of other companies: JSC "MVIMPC" - Chairman of Board of Directors, JSC "Samara Airlines", JSC "Saratovenergo", JSC "Ulianovskenergo", JSC "Orenburgenergo", JSC "Tumenenergo", JSC "Volgapromgaz" holding Operating company - member of Board of Directors. A share in the charter capital of the Company 0,003 %. Remuneration (refund of charges), paid in 2004 - 294 859 rbl.

Mr. Dmitry Igorevich Azarov - member of the Board since 2002. Year of birth - 1970, citizenship - Russia, higher technical and financial education, general director of JSC "Mid-Volga gas company", general director of JSC "Samaragas" (pluralistically). Membership in executive offices and boards of directors of other companies: Samara regional association of gas distribution institutions - the general director; JSC "A-TEKS" - Chairman of Board of Directors. Owns no share in the charter capital of the Company. Remuneration (refund of charges), paid in 2004 - 244 355 rbl.

Mr. Oleg Markovich Dubnov - member of the Board since 2004. Year of birth - 1971, citizenship - Russia, higher legal education, deputy general director, first deputy general director of "Professional Directors Institute" Fund (Moscow). Membership in executive offices and boards of directors of other companies: JSC "Belgorodenergo", JSC "Buriatenergo", JSC "Vologdaenergo", JSC "Vologda integrated poultry farm", JSC "Voronezhenergo", JSC "Ivenergo", JSC "Kamchatskenergo", JSC "Nizhnovenergo", Open Society "Novosibirskenergo", JSC "Kostroma state district power station thermal and underground communications repair and service", JSC "Saratovenergo", JSC "Sverdlovskenergo", JSC "SevzapVNIPlenergoprom", JSC "Stavropol state district power station", JSC "Tulaenergo", JSC "Chukotenergo" - member of the Board. Owns no share in the charter capital of the Company. Remuneration (refund of charges), paid in 2004 - 69 474 rbl.

Mr. Alexey Vladimirovich Kalinin - member of the Board since 2003. Year of birth - 1959, citizenship - Russia, higher technical education, Cand.Tech.Sci., joint manager partner of the Company "Bering Vostok Capital Partners", head of the department at Moscow power institute. Owns no share in the charter capital of the Company. Remuneration (refund of charges), paid in 2004 - 346 306 rbl.

Mr. Rodion Suerovich Kim - member of Board of Directors since 2002. Year of birth - 1955, citizenship - Russia, higher education, candidate of philosophical sciences, head of PR Department of RAO "UES of Russia". Membership in executive offices and boards of directors of other companies: JSC "Krasnoyarskenergo" and JSC "Jurenergo-EEC" (member of Board of Directors); Interbranch association of electric power industry employers (a member of the supervisory board). Owns no share in the charter capital of the Company. Remuneration (refund of charges), paid in 2004 - 275 431 rbl.

Mr. Vasily Vladislavovich Nikonov - member of Board of Directors since 2004. Year of birth - 1972, citizenship - Russia, higher technical and economic education, Deputy Managing Director of RAO "UES of Russia" Business-unit 2. Membership in executive offices and boards of directors of other companies: JSC "MVIMPC", JSC "Central Moscow Depositary" - member of the Board. Owns no share in the charter capital of the Company. Remuneration (refund of charges), paid in 2004 - 63 714 rbl.

Mr. Valery Vladimirovich Sotnikov - member of the Board since 2004. Year of birth - 1972, citizenship - Russia, higher economic education, general director and a member of the Supervisory Board of JSC "TRINFICO Investments". Membership in executive offices and boards of directors of other companies: JSC "TRINFIKO Operating Company" (TRINFICO Asset Management) - member of the Board; JSC "TRINFICO Holdings" - chairman of Board of Directors; JSC "TRINFICO Capital" - chairman of Board of Directors. Owns no share in the charter capital of the Company. Remuneration (refund of charges), paid in 2004 - 69 474 rbl.

Mr. Pavel Mihajlovich Topluhin - member of Board of Directors since 2002. Year of birth - 1964, citizenship - Russia, higher education, Cand.Econ.Sci., the President of the Operating Company "Troyka Dialog". Membership in executive offices and boards of directors of other companies: JSC "Operating company "Troyka Dialog" and JSC "Mototrust" (member of the supervisory board), JSC "Arbat Prestige" - member of the Board, JSC "Varvarino" - the general director. Owns no share in the charter capital of the Company. Remuneration (refund of charges), paid in 2004 - 286 951 rbl.

Mr. Dmitry Viktorovich Shtykov - member of Board of Directors since 2003. Year of birth - 1976, citizenship - Russia, higher legal education, the general director of "Institute of professional directors" Fund, Moscow. Membership in executive offices and boards of directors of other companies: JSC "Automotive Lighting", JSC "Vologdaenergo", JSC "Lenin Volga hydroelectric power station", JSC "Kamchatskenergo", JSC "Kostroma state district power station", JSC "Lenenergo", JSC "Orelenergo", JSC "Saratov hydroelectric power station", JSC "Sayano-Shushenskaya hydroelectric power station", JSC "Tulenergo", JSC "Cherpetskaya state district power station" - member of Board of Directors, JSC "Pechora state district power station" - chairman of Board of Directors. Owns no share in the charter capital of the Company. Remuneration (refund of charges), paid in 2004 - 319 293 rbl.

Before the annual shareholders meeting on results of 2003 Mr. Dubnov O.M., Mr. Nikonov V.V.and Mr. Sotnikov V.V. were not the Board of Directors members, instead Mr. Buss V.A., Mr. Vasilev S.V. and Mr. Chaburin A.A. were the Board members (their remuneration and refund of charges, paid in 2004, were 257 034 rbl., 229 771 rbl. and 257 034 rbl. accordingly).

In compliance with the current "Regulations on rewards and compensations payment to the members of the Board of Directors of Samaraenergo" the amount of 3 156,6 thousand rubles was paid to the members of the Board of Directors in 2004 (the amount includes salaries, bonuses, commission and other property submissions).

Transactions between members of Board of directors and the Company in 2004 were not made; claims to members of Board of Directors were not sued.

3.2.2. AUDITING COMMITTEE

According to the Company By-Laws the Auditing Committee consists of 5 persons. The current members of the Auditing Committee were elected on 14.06.04 by annual shareholders meeting basing on the results of 2003.

Mr. Andrey Nikolaevich Gatsunaev - Division head of RAO "UES of Russia", Corporate Policy Department

Mr. Jury Anatolevich Zheljabovsky - Division head of RAO "UES of Russia", Corporate Policy Department

Mr. Dmitry Alekseevich Kartsev - Chief expert of RAO "UES of Russia", Financial Audit Department

Mrs. Lyudmila Romanovna Matjunina - Deputy head of RAO "UES of Russia", Financial Audit Department

Mr. Andrey Jurevich Mednikov - "Institute of professional directors" Fund", adviser on auditing committees operation. Remuneration (refund of charges), paid in 2004 - 199 514 rbl.

Before the annual shareholders meeting on results of 2003 Mrs. Matjunina L.R., Mr. Kartsev D.A., Mr. Zheljabovsky J.A. and Mr. Gatsunaev A.N. were not the Auditing Committee members, instead Mrs. Kovshova O.V., Mr. Stepanov M.M., Mrs. Malinovskaya L.P. and Mrs. Smirnova J.V. participated in the Auditing Committee. (their remuneration and refund of charges, paid in 2004, were 133 009 rbl., 111 985 rbl., 133 009 rbl. and 111 985 rbl. accordingly). In compliance with the current Regulations on Rewards and Compensations Payment to the Members of the Auditing Committee of Samaraenergo the amount of 689,5 thousand rubles was paid in 2004.

Transactions between members of the Auditing Committee and the Company in 2004 were not made; claims to members of the Auditing Committee were not sued.

3.2.3. GENERAL DIRECTOR

By the decision of shareholders general meeting of "Samaraenergo" dated 16.02.01 the functions of the corporate sole managing body were delegated to the operating institution - JSC "Mid-Volga Inter-regional Managing Power Company" (hereinafter JSC "MVIMPC"). JSC " MVIMPC " is 100 % owned by RAO "UES of Russia". Mr. Vladimir Vilgelmovich Dikop is the acting General director of JSC "MVIROPC". The board of directors of JSC "MVIROPC" consists of:

Mr. Vladimir Evgenevich Avetisjan - Member of Board RAO "UES of Russia", Managing director of RAO "UES of Russia " (Business-unit 2);

Mr. Vasily Aleksandrovich Zubakin - Head of the Department of Holding Economy and Subsidiaries of RAO "UES of Russia";

Mr. Vladimir Ivanovich Kostenko - Head of the Department of Current Control and Corporate Activity Coordination of RAO "UES of Russia";

Mr. Nikonov Vasily Vladislavovich - Deputy Managing Director of RAO "UES of Russia" Business-unit 2;

Mr. Oleg Borisovich Oksuzjan - Corporate Management Director of RAO "UES of Russia";

Mr. Sidorov Sergey Borisovich - Head of Financial Auditing Department of RAO "UES of Russia "

Mr. Alexander Nikolaevich Fadeev - Head of Economic Security Department of RAO "UES of Russia ".

In compliance with the Contract No 1/01012004-CMP dated 1.1.2004, covering the joint-stock company of power and electrification "Samaraenergo" Operating Body powers, the amount of 135,2 million rubles was paid to the Operating Body as remuneration for effective management and compensation of expenses incurred for the four quarters of 2004 and on the basis of 2003 results .

3.3. AFFILIATED AND DEPENDENT COMPANIES

Long-term financial investments of the Company as of the end of fiscal year amounted to 273, 4 million rbl. in the form of JSC "Samaraenergo" investments in other enterprises' shares. The long-term financial investments increased in 2004 by 256,9 million rubles that was caused by the following reasons:

- Financial investments of JSC "Samaraenergo" in RAO "UES of Russia" and Zhigulevsk hydroelectric power station have increased by 10 618 466 rbl. due to revaluation of the above companies' shares.
- 3 affiliated companies were founded by JSC "Samaraenergo" in the reported period - JSC "SERS ", JSC "SKP" and JSC "SPRP".

In the course of activity aimed at decrease of JSC "Samaraenergo" participation in non-profile kinds of activity, share holdings of the following companies were sold in 2004:

- JSC " Samaraagrokhimprom ";
- JSC "Regionenergoeffect";
- JSC "Volgainformenergo";
- JSC "NTV";
- JSC "Avtovazbank";
- JSK "Power settlement company";
- Insurance Compzny "Energogarant";
- JSC "Energoplastic".

AFFILIATED COMPANIES

AFFILIATED COMPANY	MAJOR ACTIVITIES	INVESTMENTS, THOUSAND RBL	SHARE IN CHARTER CAPITAL, %, AS OF 31.12.2004
JSC "SESR"	Repairs	26 193,76	100
JSC "SPRS"	Repairs	72 509,21	100
JSC "SKP"	Tourism	45 143,6	100
JSC "Power settlement company"	Clearing, settlements, advisory activity	500	100
JSC "Social Amenities Enterprise"	Social amenities maintenance	150	100
JSC" Samara power overhaul plant"	Repairs	150	100
JSC "AKPO"	Antirust pipes treatment	266,19	97,86
JSC FTD "Samaraenergo"	Commercial	51	51

DEPENDENT COMPANIES

DEPENDENT COMPANY	MAJOR ACTIVITIES	INVESTMENTS, THOUSAND RBL	SHARE IN CHARTER CAPITAL, %, AS OF 31.12.2004
Security company "Energozaschita"	Security	50	50
JSC " Turboenergoservice"	Gas turbines manufacture	40	40
JSC "Samara cheese"	Creamery construction	31,31	85,32

3.4. INFORMATION ON SUBSTANTIAL FACTS (ACCORDING TO FEDERAL SECURITIES COMMITTEE CLASSIFICATION)

NOTIFICATION ON SUBSTANTIAL FACT

" DATA ON EMERGENCE OF NEW PERSONS IN THE ISSUER REGISTER, OWNING MORE THAN 25 PERCENT OF ISSUING SECURITIES "

1. The issuing company full name with its legal type indication - Open joint-stock company of power and electrification "Samaraenergo"
2. Location of the issuer - Russia, 443100, Samara, Majakovskogo street, 15
3. Identification number of the tax-payer - 6315222985
4. The issuer unique code given by registering body - 00127-A
5. The code of substantial fact - 0700127A14012004
6.The Internet address used by the issuer for information on substantial facts publication - http://www.samaraenergo.ru
7. Name of the periodical used by the issuer for information on substantial facts publication - " the Samara news", " the Appendix to the Bulletin of Federal Securities Committee of Russia ".
8. Kind, category (type), serial number and other identification attributes of securities: common registered uncertified shares.
9. Physical person surname, name, patronymic or full and reduced company name (the name of the noncommercial institutions), location and mail address of the legal person registered in register system of the issuer's securities owners: - Closed joint-stock company "Depositary-Clearing Company" (Joint-Stock Company "DCC"), 125047, Moscow, 1-th Tverskaya-Yamskaya str., 13 (the nominal holder).
10. A share of the issuer's securities registered in the name of the person, registered in register system of the issuer's securities owners: 29.06 %.
11. Date of credit entry in the personal account of the person registered in register system of the issuer's securities owners: 14.1.2004.

NOTIFICATION ON SUBSTANTIAL FACT

" INFORMATION ON SECURITIES ISSUE BY THE ISSUER "

1. The issuing company full name with its legal type indication - Open joint-stock company of power and electrification "Samaraenergo"
2. Location of the issuer - Russia, 443100, Samara, Majakovskogo street, 15
3. Identification number of the tax-payer - 6315222985
4. The issuer unique code given by registering body - 00127-A
5. The code of substantial fact - 0500127A06022004
6. The Internet address used by the issuer for information on substantial facts publication - http://www.samaraenergo.ru
7. Name of the periodical used by the issuer for information on substantial facts publication - " the Samara news", " the Appendix to the Bulletin of Federal Securities Committee of Russia ".
8. Information on securities issue state registration:

common registered uncertified shares

- In the amount of 59 850 000 (fifty nine millions eight hundred fifty thousand) pieces with a nominal value of 1 (one) ruble each for a total amount of 59 850 000 (fifty nine millions eight hundred fifty thousand) rubles
- A way of shares placement - converting into the shares of convertible bonds?of JSC "Samaraenergo"?(state issue registration No 42-2-0 dd 10.01.96)
- Date of securities issue state registration - February, 06, 2004

Registration body - Federal Securities Market Committee of Russia

Issue state registration number - 1-01-00127-A-003D

- Date of securities distribution - March, 22, 2004 (bonds conversion into shares is made on the 45 (forty fifth) day after the date of the shares issue state registration, on the basis of written applications of bonds owners).

• The order of securities placement:
Bonds are repaid at the owners' will:
- By the bonds buy-out from the owner;
- By bonds converting into JSC "Samaraenergo" common shares.
February, 20th, 2004 the latest (30 days prior to converting/buy-out date) the Company publishes the information on the bonds buy-out order in the " Samara news " newspaper .

NOTIFICATION ON SUBSTANTIAL FACT
" INFORMATION ON TERMS OF OBLIGATIONS FULFILLMENT BY SECURITIES OWNERS"

1. The issuing company full name with its legal type indication - Open joint-stock company of power and electrification "Samaraenergo"
2. Location of the issuer - Russia, 443100, Samara, Majakovskogo street, 15
3. Identification number of the tax-payer - 6315222985
4. The issuer unique code given by registering body - 00127-A
5. The code of substantial fact - 0900127A22032004
6. The Internet address used by the issuer for information on substantial facts publication - http://www.samaraenergo.ru
7. Name of the periodical used by the issuer for information on substantial facts publication - " the Samara news ", " the Appendix to the Bulletin of Federal Securities Committee of Russia ".
8. Kind, category (type), serial number and other identification attributes of securities: - Discount registered uncertified bonds, one bond nominal value is 10 rubles
9. Issue state registration number - 42-2-9 dd 10.01.96
10. The issuer obligations - bonds are repaid at will of owners or by the buy-out of bonds from the owner at a nominal value, or by bonds conversion into common shares of JSC "Samaraenergo" at the rate of 15 shares for one bond.
11. Date of the obligation fulfillment - March, 22, 2004.
12. Fulfillment information - obligations fulfilled.

NOTIFICATION ON SUBSTANTIAL FACT
"INFORMATION ON DATES OF ISSUER REGISTER CLOSURE"

1. The issuing company full name with its legal type indication - Open joint-stock company of power and electrification "Samaraenergo"
2. Location of the issuer - Russia, 443100, Samara, Majakovskogo street, 15
3. Identification number of the tax-payer - 6315222985
4. The issuer unique code given by registering body - 00127-A
5. The code of substantial fact - 0800127A29042004
6. The Internet address used by the issuer for information on substantial facts publication - http://www.samaraenergo.ru
7. Name of the periodical used by the issuer for information on substantial facts publication - " the Samara news ", " the Appendix to the Bulletin of Federal Securities Committee of Russia ".
8. Kind, category (type), serial number and other identification attributes of securities: common registered uncertified shares
9. Purpose of the list of nominal securities owners creation, - annual shareholders meeting .
10. Date of the list creation, - April, 30, 2004.
11. Date of protocol of the issuer's authorized managing body session drawing up, where the decision on date of drawing up of the issuer's nominal securities owners list or other decision was made, which was the basis for deadline of such list creation by calculation without separate decision on date of such list creation - April, 29, 2004.

NOTIFICATION ON SUBSTANTIAL FACT
"INFORMATION ON SECURITIES ISSUE BY THE ISSUER"

1. The issuing company full name with its legal type indication - Open joint-stock company of power and electrification "Samaraenergo"
2. Location of the issuer - Russia, 443100, Samara, Majakovskogo street, 15
3. Identification number of the tax-payer - 6315222985
4. The issuer unique code given by registering body - 00127-A
5. The code of substantial fact - 0500127A14052004
6. The Internet address used by the issuer for information on substantial facts publication - http://www.samaraenergo.ru
7. Name of the periodical used by the issuer for information on substantial facts publication - " the Samara news ", " the Appendix to the Bulletin of Federal Securities Committee of Russia ".
8. Information on the state registration of the additional securities issue results report :
common registered uncertified shares
Issue state registration number - 1-01-00127-A-003D
Registration body - Federal Securities Market Committee of Russia
• Number of securities distributed - 59 725 245 (fifty nine millions seven hundred twenty five thousand two hundred forty five) pieces with nominal value of 1 (one) ruble each
• Share of securities actually distributed - 99,79 % of additional issue volume
• Shares distribution - conversion into JSC "Samaraenergo" convertible bonds?shares (issue state registration number 42-2-9 dd 10.01.96)
• Date of securities distribution - March, 22, 2004 (bonds conversion into shares is made on the 45 (forty fifth) day after the date of the shares issue state registration, on the basis of written applications of bonds owners)
• Securities data sheet not registered
• Date of the state registration - May, 14, 2004
• The name of the body that registered report on additional securities issue results - Federal Securities Market Committee of Russia

NOTIFICATION ON SUBSTANTIAL FACT
"INFORMATION ON INCOMES CHARGED AND (OR) PAID ON THE ISSUER'S SECURITIES"

1. The issuing company full name with its legal type indication - Open joint-stock company of power and electrification "Samaraenergo"
2. Location of the issuer - Russia, 443100, Samara, Majakovskogo street, 15
3. Identification number of the tax-payer - 6315222985
4. The issuer unique code given by registering body - 00127-A
5. The code of substantial fact - 0600127A23062004
6. The Internet address used by the issuer for information on substantial facts publication - http://www.samaraenergo.ru
7. Name of the periodical used by the issuer for information on substantial facts publication - " the Samara news ", " the Appendix to the Bulletin of Federal Securities Committee of Russia ".
8. Kind, category (type), serial number and other identification attributes of securities:
common registered uncertified shares
preference registered uncertified shares
9. Issue state registration number, state registration date:
Issue state registration number - 1-01-00127-A (for common shares), registration date - 04.07.2003.
Issue state registration number - 2-01-00127-A (for preference shares), registration date - 04.07.2003.
10. Registration body that registered securities issue - Federal Securities Market Committee of Russia
11. Issuer's management body that made a decision on the issuer's shares dividends payment (declaration), - annual shareholders meeting on the results of 2003
12. Total dividends added on the issuer's share of a certain category (type):
At the rate of 0,044113 rbl. for one common and one preference share
common shares - 157 333 thousand rbl.;
preference shares - 23 033 thousand rbl.
13. Form of income on the issuer's securities payment - monetary funds
14. Date of income on the issuer's securities payment (share dividends) - within 60 days from the date of decision-making on payment (from June, 14, 2004)
15. Total amount of the issuer's share dividends paid - 0 rbl.

NOTIFICATION ON SUBSTANTIAL FACT
"INFORMATION ON GENERAL MEETINGS DECISIONS"

1. The issuing company full name with its legal type indication - Open joint-stock company of power and electrification "Samaraenergo"
2. Location of the issuer - Russia, 443100, Samara, Majakovskogo street, 15
3. Identification number of the tax-payer - 6315222985
4. The issuer unique code given by registering body - 00127-A
5. The code of substantial fact - 1000127A23062004
6. The Internet address used by the issuer for information on substantial facts publication - http://www.samaraenergo.ru
7. Name of the periodical used by the issuer for information on substantial facts publication - " the Samara news ", " the Appendix to the Bulletin of Federal Securities Committee of Russia ".
8. General meeting type (annual, extraordinary): annual
9. Meeting type: meeting
10. Meeting date: June, 14, 2004
11-13. General meeting quorum, issues put to vote, voting results, texts of decisions approved by general meeting:

On the first item of the agenda: Approval of annual report, annual accounting report, including the Company profit and loss account, report on the Company profit distribution (including dividends payment) and losses as of 2003.

Poll of voters on the list of general meeting participants, having right to vote on this agenda item	3 565 434 219
Total poll of the distributed shares, that have the right to vote on this agenda item	3 566 585 532
Poll of voters participated in general meeting on this agenda item	3 157 177 936
Quorum on this agenda item is secured	88,5210%

VOTING RESULTS:	VOTES	% OF PARTICIPANTS
"FOR"	3 157 081 289	99,9969
"AGAINST"	32 977	0,0010
"ABSTRAINED"	18 760	0,0006

THE MEETING DECISION:

1. To approve the annual Company report as of 2003, the Company accounting report as of 2003, the Company profit and loss account as of 2003.
2. To approve the following Company profit (loss) distribution for 2003 fiscal year:

	(THOUSAND RBL.)
Net profit (loss) of the accounting period:	253 450
To allocate to: Reserve fund	73 084
Accumulation fund	-
Dividends	180 366
Repayment of the previous years losses	-

3. To pay the Company common share dividends as of 2003 at a rate of 0,044113 rbl. per one Company common share in cash within 60 days from the date of decision on such payment made.
4. To pay the Company preference share dividends as of 2003 at a rate of 0,044113 rbl. per one Company preference share in cash within 60 days from the date of decision on such payment made.

ON THE SECOND ITEM OF THE AGENDA:
BOARD OF DIRECTORS MEMBERS ELECTION.

POLL AT CUMULATIVE VOTING	
Poll of voters on the list of general meeting participants, having right to vote on this agenda item	35 654 342 190
Total poll of the distributed shares, that have the right to vote on this agenda item	35 665 855 320
Poll of voters participated in general meeting on on this agenda item	31 571 779 360
Quorum on this agenda item is secured	88,5210%

Votes distribution ("valid"):

NAME THE CANDIDATE	VOTES	%
1 Remezentsev Boris Fedorovich	2809082810	8,8974
2 Avetisjan Vladimir Evgenevich	2749923261	8,7101
3 Nikonov Vasily Vladislavovich	2734800988	8,6622
4 Tepluhin Pavel Mihajlovich	2603353351	8,2458
5 Azarov Dmitry Igorevich	2595559382	8,2211
6 Sotnikov Valery Vladimirovich	2590907299	8,2064
7 Kalinin Alexey Vladimirovich	2589591984	8,2022
8 Kim Radion Suerovich	2568284189	8,1347
9 Shtykov Dmitry Viktorovich	2568252769	8,1346
10 Dubnov Oleg Markovich	2568097063	8,1342
11 Nepsha Valery Vasilevich	2468088768	7,8174
12 Chaburin Alexander Aleksandrovich	2467841913	7,8166
13 Gorev Ilya Evgenevich	9745825	0,0309
14 Zoloev Tembol Igotevich	561657	0,0018
15 Zhigarev Vladimir Aleksandrovich	97246	0,0003
AGAINST all candidates	0	0,0000
ABSTRAINEDon all candidates	0	0,0000

THE MEETING DECISION:

To elect the Company Board of Directors consisting of: Avetisjan Vladimir Evgenevich, Azarov Dmitry Igorevich, Dubnov Oleg Markovich, Kalinin Alexey Vladimirovich, Kim Radion Suerovich , Nikonov Vasily Vladislavovich, Remezentsev Boris Fedorovich, Sotnikov Valery Vladimirovich, Topluhin Paul Mihajlovich, Shtykov Dmitry Viktorovich.

ON THE THIRD ITEM OF THE AGENDA:
ELECTION OF THE COMPANY AUDITING COMMITTEE.

Poll of voters on the list of general meeting participants, having right to vote on this agenda item	3 565 434 219
Total poll of the distributed shares, that have the right to vote on this agenda item	3 566 562 222
Poll of voters participated in general meeting on this agenda item	3 157 177 936
Quorum on this agenda item is secured	88,5216%

Votes distribution ("valid"):

CANDIDATE NAME	VOTES FOR	%	VOTES AGAINST	VOTES ABSTRAINED	VOTES INVALID
1 Matjunina Lyudmila Romanovna	3153173868	99,8732	0	2139822	1856433
2 Kartsev Dmitry Alexeevich	3153134933	99,8719	71690	2136147	1827353
3 Zheljabovsky Jury Anatolevich	3152498442	99,8518	1439720	2718358	513603
4 Gatsunaev Andrey Nikolaevich	3152453712	99,8504	70440	2819578	1826393
5 Mednikov Andrey Jurevich	3149970028	99,7717	2583020	2736082	1880993

THE MEETING DECISION:

To elect the Company Auditing committee of the Society consistion of: Matjunina Lyudmila Romanovna, Kartsev Dmitry Alekseevich, Zheljabovsky Jury Anatolevich, Gatsunaev Andrey Nikolaevich, Mednikov Andrey Jurevich.

ON THE FOURTH ITEM OF THE AGENDA:
NOMINATION OF THE COMPANY AUDITOR.

Poll of voters on the list of general meeting participants, having right to vote on this agenda item	3 565 434 219
Total poll of the distributed shares, that have the right to vote on this agenda item	3 566 585 532
Poll of voters participated in general meeting on on this agenda item	3 157 177 936
Quorum on this agenda item is secured	88,5210%

VOTING RESULTS:	VOTES	% OF PARTICIPANTS
"FOR"	3 026 526 156	99,9456
"AGAINST"	399 063	0,0270
"ABSTRAINED"	97 755	0,0259

THE MEETING DECISION:
To approve the JSC " Moor Stevens CIS ", Moscow, license No E 004757 dd 01.08.03 as the Company auditor.

ON THE FOURTH ITEM OF THE AGENDA:
AMENDMENTS TO THE COMPANY BY-LAWS.

Poll of voters on the list of general meeting participants, having right to vote on this agenda item	3 565 434 219
Total poll of the distributed shares, that have the right to vote on this agenda item	3 566 585 532
Poll of voters participated in general meeting on on this agenda item	3 157 177 936
Quorum on this agenda item is secured	88,5210%

Subitem I Item 5:

VOTING RESULTS	VOTES	% OF PARTICIPANTS
"FOR"	2 070 482 308	65,5802
"AGAINST"	1 060 146 726	33,5789
"ABSTRAINED"	6 906 325	0,2187

THE MEETING DECISION:
On the basis of voting results on Item 5 Subitem 1 the decision to introduce amendments to Company By-laws is NOT APPROVED

Subitem 2 item 5:

VOTING RESULTS	VOTES	% OF PARTICIPANTS
"FOR"	2 078 929 056	65,8477
"AGAINST"	1 058 169 804	33,5163
"ABSTRAINED"	464 121	0,0147

THE MEETING DECISION:
On the basis of voting results on Item 5 Subitem 2 the decision to introduce amendments to Company By-laws is NOT APPROVED

Subitem 3 item 5:

VOTING RESULTS	VOTES	% OF PARTICIPANTS
"FOR"	2 060 496 407	65,2639
"AGAINST"	729 764 973	23,1145
"ABSTRAINED"	344 147 801	10,9005

THE MEETING DECISION:
On the basis of voting results on Item 5 Subitem 3 the decision to introduce amendments to Company By-laws is NOT APPROVED

Subitem 4 Item 5:

VOTING RESULTS	VOTES	% OF PARTICIPANTS
"FOR"	3 137 076 320	99,3633
"AGAINST"	43 680	0,0014
"ABSTRAINED"	442 981	0,0140

THE MEETING DECISION:
On the basis of voting results on Item 5 Subitem 4 the decision to introduce the following amendments to the Company By-Laws is approved :
add item 10.10 as follows:
"10.10. The Chairman of the Board of Directors shall fulfill functions of the Chairman of Company general shareholders meeting.
In case the Chairman of the Board of Directors is not present at the Company general shareholders meeting, the Deputy Chairman of the Board of Directors shall fulfill functions of the Chairman of Company general shareholders meeting.
In case the Chairman of the Board of Directors and his deputy are not present, the functions of the Chairman of the Company general shareholders meeting can be fulfilled by any Board of Directors member upon the decision of the shareholders present at the general shareholders meeting."

Subitem 5 item 5:

VOTING RESULTS	VOTES	% OF PARTICIPANTS
"FOR"	2 076 345 336	65,7659
"AGAINST"	1 060 691 644	33,5962
"ABSTRAINED"	518 721	0,0164

THE MEETING DECISION:
On the basis of voting results on Item 5 Subitem 5 the decision to introduce amendments to Company By-laws is NOT APPROVED

Subitem 6 item 5:

VOTING RESULTS	VOTES	% OF PARTICIPANTS
"FOR"	3 129 993 804	99,1390
"AGAINST"	2 576 595	0,0816
"ABSTRAINED"	633 185	0,0201

THE MEETING DECISION:
On the basis of voting results on Item 5 Subitem 6 the decision to introduce the following amendments to the Company By-Laws is approved :
paragraph 3 of item 12.5. shall read as follows:
"Order of consideration of information (papers) on the Company general shareholders meeting agenda, by the shareholders entitled to participate in the general shareholders meeting, as well as the specification of such information (papers), shall be determined by the Company Board of Directors."

Subitem 7 item 5:

VOTING RESULTS	VOTES	% OF PARTICIPANTS
"FOR"	3 130 711 543	99,1617
"AGAINST"	1 651 380	0,0523
"ABSTRAINED"	833 381	0,0264

THE MEETING RESULTS:
On the basis of voting results on Item 5 Subitem 7 the decision to introduce the following amendments to the Company By-Laws is approved :
paragraph one of item 14.9. shall read as follows:
"14.9. In case the suggested agenda of extraordinary Company general shareholders meeting contains the issue of the Company Board of Directors members election:";
paragraph one of sub item 2 item 14.9. shall read as follows:
"14.9.2. The Company shareholders (shareholder), possessing in the aggregate not less than 2 per cent of the Company voting shares, have the right to nominate candidates for elections to the Board of Directors, the number of such candidates shall not exceed the Board of Directors membership."

Subitem 8 item 5:

VOTING RESULTS	VOTES	% OF PARTICIPANTS
"FOR"	3 130 607 982	99,1584
"AGAINST"	1 662 300	0,0527
"ABSTRAINED"	933 302	0,0296

THE MEETING DECISION:
On the basis of voting results on Item 5 Subitem 8 the decision to introduce the following amendments to the Company By-Laws is approved :
sub item 18 item 15.1shall read as follows:
"18) approval of annual (quarterly) business case and report on its fulfillment results as well as approval (adjustment) of the Company cash flows (budget) control figures and/or approval (adjustment) of the Company cash flows (budget)";

subitem 9 item 5:

VOTING RESULTS	VOTES	% OF PARTICIPANTS
"FOR"	3 130 343 158	99,1500
"AGAINST"	940 044	0,0298
"ABSTRAINED"	543 822	0,0172

THE MEETING DECISION:
On the basis of voting results on Item 5 Subitem 9 the decision to introduce the following amendments to the Company By-Laws is approved :
item 15.1 shall be supplemented with sub item 19.1 as follows:
"19.1) alterations in the Company By-Laws concerning establishment of branch offices, representative offices of the Company (including modification of information about the branch offices and representative offices names and location) and their liquidation;"

Subitem 10 item 5:

VOTING RESULTS	VOTES	% OF PARTICIPANTS
"FOR"	3 128 425 348	99,0893
"AGAINST"	4 125 900	0,1307
"ABSTRAINED"	652 336	0,0207

THE MEETING DECISION:
On the basis of voting results on Item 5 Subitem 10 the decision to introduce the following amendments to the Company By-Laws is approved :
sub item 20 item 15.1. shall read as follows:
"20) The Company participation in other organizations (including approval of constituent documents), change of share holding (number of shares, shares and portions size,), shares burden, and termination of the Company participation in other organizations, with an allowance for the following statement:
- making decisions on conclusion of one or several interrelated bargains on disposition, mortgage or other types of bounding of shares or DBC not involved in production, transfer, dispatching, distribution and marketing of electric and thermal power in case market value of shares subject to the deal, determined by the independent appraiser, exceeds 30 million rubles as well as in other cases, specified by particular decisions of the Company Board of Directors;"

Subitem 11 item 5:

VOTING RESULTS	VOTES	% OF PARTICIPANTS
"FOR"	2 070 011 860	65,5653
"AGAINST"	1 062 638 788	33,6579
"ABSTRAINED"	552 936	0,0175

THE MEETING DECISION:
On the basis of voting results on Item 5 Subitem 11 the decision to introduce amendments to Company By-laws is NOT APPROVED

Subitem 12 item 5:

VOTING RESULTS	VOTES	% OF PARTICIPANTS
"FOR"	3 116 304 823	98,7054
"AGAINST"	16 026 264	0,5076
"ABSTRAINED"	861 577	0,0273

THE MEETING DECISION:
On the basis of voting results on Item 5 Subitem 12 the decision to introduce the following amendments to the Company By-Laws is approved :
sub item 29 item 15.1. shall read as follows:
"29) preliminary approval of decisions on bargains associated with free transfer of the Company property or rights (claims) on property against itself or the third party; deals, associated with release from property obligations toward itself or the third party; deals, associated with free service rendering (work execution) to the third parties, in cases (to the extent) established by the particular decisions of the Company Board of Directors, as well as decision making on such bargains if the above cases (extents) are not determined";

Subitem 13 item 5:

VOTING RESULTS	VOTES	% OF PARTICIPANTS
"FOR"	3 127 871 931	99,0718
"AGAINST"	4 264 724	0,1351
"ABSTRAINED"	1 056 009	0,0334

THE MEETING DECISION:
On the basis of voting results on Item 5 Subitem 13 the decision to introduce the following amendments to the Company By-Laws is approved :
sub item 30 item 15.1 shall be excluded;

Subitem 14 item 5:

VOTING RESULTS	VOTES	% OF PARTICIPANTS
"FOR"	2 062 885 470	65,3395
"AGAINST"	1 064 572 934	33,7191
"ABSTRAINED"	9 863 471	0,3124

THE MEETIONG DECISION:
On the basis of voting results on Item 5 Subitem 14 the decision to introduce amendments to Company By-laws is NOT APPROVED

Subitem 15 item 5:

VOTING RESULTS	VOTES	% OF PARTICIPANTS
"FOR"	2 074 501 790	65,7075
"AGAINST"	1 060 184 364	33,5801
"ABSTRAINED"	2 827 687	0,0896

THE MEETING DECISION:
On the basis of voting results on Item 5 Subitem 15 the decision to introduce amendments to Company By-laws is NOT APPROVED

Subitem 16 item 5:

VOTING RESULTS	VOTES	% OF PARTICIPANTS
"FOR"	3 132 746 214	99,2262
"AGAINST"	3 391 120	0,1074
"ABSTRAINED"	1 407 447	0,0446

THE MEETING DECISION:
On the basis of voting results on Item 5 Subitem 16 the decision to introduce the following amendments to th eCompany By-Laws is approved :
sub item 39 item 15.1. shall read as follows:
"39) preliminary approval of the Company decisions on the following:
a) deals, subjects of which are the Company's capital assets in the amount of 10 - 25 per cent of these Company's assets balance sheet value as per the date of this deal approval;
b) deals (including several interrelated deals) on alienation or possible alienation of property, constituting fixed assets, immaterial assets, unfinished construction objects, designed for production, transfer, dispatching, distribution of electric and thermal power, in cases (volumes), defined by the Company Board of Directors decisions;"

Subitem 17 item 5:

VOTING RESULTS	VOTES	% OF PARTICIPANTS
"FOR"	3 132 516 865	99,2189
"AGAINST"	2 667 440	0,0845
"ABSTRAINED"	2 360 476	0,0748

THE MEETING DECISION:
On the basis of voting results on Item 5 Subitem 17 the decision to introduce the following amendments to th eCompany By-Laws is approved :
sub item 40 item 15.1 shall be excluded.

Subitem 18 item 5:

VOTING RESULTS	VOTES	% OF PARTICIPANTS
"FOR"	2 065 355 210	65,4178
"AGAINST"	1 070 325 784	33,9013
"ABSTRAINED"	1 863 787	0,0590

THE MEETING DECISION:
On the basis of voting results on Item 5 Subitem 18 the decision to introduce amendments to Company By-laws is NOT APPROVED

Subitem 19 item 5:

VOTING RESULTS	VOTES	% OF PARTICIPANTS
"FOR"	2 076 890 895	65,7831
"AGAINST"	1 058 308 124	33,5207
"ABSTRAINED"	1 845 762	0,0585

THE MEETING DECISION:
On the basis of voting results on Item 5 Subitem 19 the decision to introduce amendments to Company By-laws is NOT APPROVED

Subitem 20 item 5:

VOTING RESULTS	VOTES	% OF PARTICIPANTS
"FOR"	2 077 250 755	65,7945
"AGAINST"	1 058 162 524	33,5161
"ABSTRAINT"	2 131 502	0,0675

THE MEETING DECISION:
On the basis of voting results on Item 5 Subitem 20 the decision to introduce amendments to Company By-laws is NOT APPROVED

Subitem 21 item 5:

VOTING RESULTS	VOTES	% OF PARTICIPANTS
"FOR"	2 077 529 390	65,8034
"AGAINST"	1 034 776 164	32,7751
"ABSTRAINED"	1 849 227	0,0586

THE MEETING DECISION:
On the basis of voting results on Item 5 Subitem 21 the decision to introduce amendments to Company By-laws is NOT APPROVED

Subitem 22 item 5:

VOTING RESULTS	VOTES	% OF PARTICIPANTS
"FOR"	2 070 870 071	65,5924
"AGAINST"	1 060 419 144	33,5876
"ABSTRAINED"	1 872 887	0,0593

THE MEETING DECESION:
On the basis of voting results on Item 5 Subitem 22 the decision to introduce amendments to Company By-laws is NOT APPROVED

Subitem 23 item 5:

VOTING RESULTS	VOTES	% OF PARTICIPANTS
"FOR"	3 130 745 035	99,1628
"AGAINST"	294 840	0,0093
"ABSTRAINED"	2 122 227	0,0672

THE MEETING DECISION:
On the basis of voting results on Item 5 Subitem 23 the decision to introduce the following amendments to th eCompany By-Laws is approved :
supplement with article 18.1. that reads as follows:
"Article 18.1. The Company Board of Directors Committees.
18.1.1. Board of Directors committees can be formed by Board of Directors decision.
18.1.2. Board of Directors committees shall be founded for consideration of the issues within the power of the Board of Directors or studied by Board of Directors in the course of control over the Company executive body activities, and for development of recommendations for the Board of Directors and the executive body.
18.1.3. Board of Directors committees' business order, formation procedure, powers and length of commitment shall be defined by the certain Board of Directors decisions".

Subitem 24 item 5:

VOTING RESULTS	VOTES	% OF PARTICIPANTS
"FOR"	2 071 205 615	65,6031
"AGAINST"	1 060 419 144	33,5876
"ABSTRAINT"	1 537 203	0,0487

THE MEETING DECISION:
On the basis of voting results on Item 5 Subitem 22 the decision to introduce amendments to Company By-laws is NOT APPROVED

3.6. OTHER

JSC "Samaraenergo" distributed 4 088 729 532 shares of a nominal value of 1 ruble each, including 3 566 585 532 common and 522 144 000 preference registered uncertified shares which were assigned state registration numbers 1-01-00127-A and 2-01-00127-A accordingly, after consolidation of additional securities issues, undertaken by Federal Securities Committee of Russia on 4.7.2003.

TOTAL:		
Reg. No 1-01-00127-A	common	3 566 585 532
Reg. No 2-01-00127-A	preference	522 144 000

JSC "Samaraenergo" distributed 3 990 000 uncertified discount bonds of issue 42-2-9 dated 10.01.96 of a nominal value of 10 rbl. for each bond which were redeemed on March 22, 2004 either in cash or by converting into common shares of the Company at will of the owner.

Since February, 1998 the Company participates in The Bank of New York program on American depositary receipts (ADR) of the first level issue for common and preference shares of JSC "Samaraenergo". ADR share in the Company charter capital as of the end of 2004 amounted to 1,79 %.

Common and preference shares of the Company are traded beyond the list at RTS Stock Exchange (since 2005 - JSC "RTS"), and are on Moscow Inter-bank Stock Exchange (since 2005 - JSC "FB Moscow Inter-bank Stock Exchange") quotation sheet "A" of the first level. Codes of JSC "Samaraenergo" shares: common - SAGO, preference - SAGOP.

The stock capital of JSC "Samaraenergo" is distributed between groups of shareholders as follows (data without disclosure of nominal holders clients):

NAME OF THE SECURITIES OWNER	SHARE IN THE CHARTER CAPITAL AS OF: 31.12.2003	31.12.2004
JSC RAO " UES of Russia "	49%	48,28
Legal persons and nominal holders	38,7%	41,19
Natural persons	12,3%	10,53
Federal property	-	-
Property of the Russian Federation entity	-	-


ФИЗИЧЕСКИЕ ЛИЦА
10,53%
ОАО РАО "ЕЭС РОССИИ"
48,28%
ЮРИДИЧЕСКИЕ ЛИЦА
И НОМИНАЛЬНЫЕ ДЕРЖАТЕЛИ
41,19%

The Company did not buy own shares in 2004.

The persons registered in the shareholders register, whose share in the Company charter capital exceeds 5 %:

NAME OF THE SECURITIES OWNER	SHARE IN THE CHARTER CAPITAL AS OF: 31.12.2003	31.12.2004
JSC RAO " UES of Russia "	49%	48,28%
JSC "Samarsky Credit" - NH*	11,84%	10,3%
JSC "Depositary-Clearing Company" - NH	22,89%	29,16%
Commercial Bank "Gazbank"	5,04%	**

* NH - Nominal holder

** - information not available until the nominal holder disclosure

Dynamics of the JSC Samaraenergo" share prices in 2004 according to MISE*:

	1 QUARTER 2004	2 QUARTER 2004	3 QUARTER 2004	4 QUARTER 2004
Common share price, rbl.	3,512	3,12	3,269	3,386
Preference share price, rbl.	2,481	1,821	2,082	2,019
Capitalization, mln rbl.	13 901	12 079	12 746	13 131
Stock market index	642	532	610	549

* data as of the end of quarter.


01.01.2004
01.02.2004
01.03.2004
01.04.2004
01.05.2004
01.06.2004
01.07.2004
01.08.2004
01.09.2004
01.10.2004
01.11.2004
01.12.2004
Common share price, rbl.
Preference share price, rbl.

VLADIMIR EVGENEVICH AVETISJAN

POWER INDUSTRY IS BUSINESS


СЫЗРАНСКАЯ ТЭЦ

In the end of the nineteen's the Russian economics experienced the age of offsets. Numerous financing "schemes", attracted the enterprises with prospect of financial problems solving, but resulted in the country deeper submergence in the abyss of "grey economics". Lack of transparency generated ground for corruption. Taxes were not gathered, the country could not develop normally.

When Anatoly Borisovich Chubays was designated for a post of Chairman of Board of RAO "UES of Russia" he has set a task of complete extermination of offset schemes in power industry. The power companies should receive 100 % payment for power products in cash but not by barter in the form of valenki, doors or agricultural products. And it was necessary to do it in the shortest terms. Only in that case power industry could lead all Russian economics on its way from the shadow.

Many people were sure, that a lot of years are required for this. Besides they claimed that power was a socially focused branch of economics which should not live under laws of business. So, no profit could be expected from the enterprises of power industry.

At that particular time (in the end of 1999) the young, ambitious manager, Vladimir Avetisjan took the chair of the general director of JSC "Samaraenergo". In power industry where professional skills of the engineer are perfected within decades, the stranger applying for a role of the manager aroused suspicion. Avetisjan answered the persistent reproaches that «not a power engineer» cannot run such a complex sphere: «I am a professional manager. It makes no difference for me what to run, a power supply system, or a cattle farm».

Scepticism in relation to the new general director's abilities fell to pieces within several months. In the shortest term Avetisjan and his team managed to increase a share of monetary consumer payments from 40 % up to 100 %. JSC "Samaraenergo" under the direction of the new manager was the first power enterprise in Russia that achieved this result. Experience of a new management team has been recommended by Moscow for application at all power companies of RAO "UES of Russia". For the first time after some years Samara power supply system achieved financial stability and found funds for large-scale equipment repair. Consumers started to repay long-term debts. Active application of new anti-recessionary management technologies allowed to find opportunities for investment in power supply system modernization. Dividend payments to shareholders increased. For the first time in Russia Avetisjan proved, that power industry can be a profitable, transparent business without offset grey schemes.

That was the real revolution - both in reports, and in minds. Everybody understood that it was possible to collect real, true money in this country for the electric power, regardless of customary opinion. That power industry is a business too.

Later on the team of managers headed by V.E.Avetisjana had to prove it repeatedly. Under his management the "Mid Volga Inter-regional Operating Power Company" was created. RAO "UES of Russia" has offered the successful team of managers to drag the neighbours - power supply systems of Saratov, Ulyanovsk regions and Kalmykia - out of the crisis. The process of "treatment" was observed even by the foreign mass-media that came to make sure ... was possible to carry on transparent business in Russia. The advanced methods of «Mid-Volga Inter-regional Operating Power Company» were studied in Russia as well. The inter-regional operating companies aimed at power industry improving were created all over the country in the image and likeness of Avetisjan's operating company. The system which transformed power industry into the most powerful branch was created.

Currently Vladimir Avetisjan is the managing director of RAO "UES of Russia" and heads its Business unit 2. Half of the country's power supply systems are now under supervision of the anti-recessionary director, Mr. Avetisjan. But it was Samara where V.E.Avetisjan ... first time, that power industry is not only the reliable basis for the life of society ... true, fair business.

4
THE BASIC OPERATION PARAMETERS

4.1. STRUCTURE AND VOLUME OF THE ELECTRIC POWER OUTPUT AND CAPACITY WITH GENERATING SUPPLY BREAKDOWN FOR THE LAST 3 YEARS WITH THE INDICATION OF LOAD AND POWER RESERVE

4.1.1 СТРУКТУРА РАБОЧЕЙ МОЩНОСТИ ПО ГЕНЕРИРУЮЩИМ МОЩНОСТЯМ

STRUCTURE OF OPERATING CAPACITY

	2002		2003		2004	
	LOAD	RESERVE	LOAD	RESERVE	LOAD	RESERVE
Togliatti HPS	332,0	60,0	348,9	31,4	327,0	48,8
Nk HPS-2	121,8	66,2	124,0	51,3	117,1	69,9
VAZ HPS	639,8	118,2	673,3	75,0	632,3	110,2
Samara HPS	263,4	4,4	276,4	6,8	264,5	17,0
Nk HPS-1	57,4	9,7	57,7	8,1	58,8	5,7
BHPS	90,0	15,2	108,6	8,9	100,3	7,1
SHPS	88,7	16,5	105,2	13,9	100,0	9,3
Samara EPS	22,4	0,0	22,8	0,3	22,5	0,0
AO-Energo	1615,5	290,2	1716,9	195,7	1622,5	268

In comparison with 2003, share of a reserve in operating capacity structure increased in 2004 from 10,2 % up to 14,2 %.


800
700
600
500
400
300
200
100
0
Togliatti HPS
Nk HPS-2
VAZ HPS
Samara HPS
Nk HPS-1
BHPS
SHPS
Samara EPS
2002 2003 2004
RESERVE
LOAD

4.1.2 STRUCTURE OF OPERATING CAPACITY

See tab. 4.1.2 and on fig. 4.1.3, 4.1.4 for the volume and structure of AO-Energo electric power output;

Table 4.1.2
Volume and structure of electric power output by generating facilities

	2002		2003		2004	
	OUTPUT MILLION KWH	% OUTPUT	OUTPUT MILLION KWH	% OUTPUT	OUTPUT MILLION KWH	% OUTPUT
Togliatti HPS	2 844,9	21,1	2 944,3	21,0	2 759,0	20,1
Nk HPS-2	1 017,2	7,5	985,1	7,0	986,6	7,2
VAZ HPS	5 200,4	38,5	5 358,1	38,3	5 307,8	38,7
Samara HPS	2 244,3	16,6	2 274,4	16,2	2 245,3	16,4
Nk HPS-1	498,3	3,7	489,2	3,5	507,6	3,7
BHPS	769,8	5,7	925,5	6,6	880,1	6,4
SHPS	732,5	5,4	832,2	5,9	835,1	6,1
Samara EPS	195,8	1,5	198,3	1,4	196,9	1,4
AO-Energo	13 503,2	100,0	14 007,1	100,0	13 718,3	100,0


100
90
80
70
60
50
40
30
20
10
0
15,2
10,2
14,2
2002
2003
2004
RESERVE
LOAD

4.1.3 AO"-ENERGO OUTPUT (million kWh)


2002
2003
2004
Togliatti HPS
Nk HPS-2
VAZ HPS
Samara HPS
Nk HPS-1
BHPS
SHPS
Samara EPS

4.1.4 AO-ENERGO OUTPUT (%)


2002
2003
2004
Togliatti HPS
Nk HPS-2
VAZ HPS
Samara HPS
Nk HPS-1
BHPS
SHPS
Samara EPS

Decrease in electric power output in 2004 compared to 2003 is caused by decrease of condensational output, with the heat output growth (fig. 4.1.5, 4.1.6).

4.1.5 JSC "SAMARAENERGO" OUTPUT STRUCTURE (MILLION KWH AND %)


2002
2003
2004
CONDENSATION CYCLE
HEATING CYCLE

4.2. DYNAMICS OF EFFECTIVE ELECTRIC AND HEAT OUTPUT WITHIN THE LAST 3 YEARS

Within the period of 2002 - 2004 growth of effective heat and electric supply is observed (totals to 2,9 %). In 2004 the growth of effective heat and electric supply amounted to 117,3 mln kWh, (0,7 %), including:
To basic consumers - by 678,0 million kWh (11,1 %).
To public - by 85,4 million kWh (17,2 %).
With decrease of supply to:
Other consumers - by 639,5 million kWh (5,7 %).
Budget consumers - 6,7 million kWh (3,1 %)
Growth of supply to «basic consumers» group is caused by JSC "Transneftservis" incorporation in this group.
In 2004 effective supply of thermal energy amounted to 23 820,8 thousand GCal. Growth compared to 2003 was mainly caused by increase in heat and hot water consumption by other consumers.

Electric and thermal power effective output.


24000
23800
23600
23400
23200
23000
22800
22600
22400
22200
22000
18300
18100
17900
17700
17500
17300
17100
23153.6
23576.8
23820.8
17568.0
17968.2
18095.5
2002
2003
2004
ELECTRIC POWER EFFECTIVE OUTPUT, MLN. KWH
TERMAL POWER EFFECTIVE OUTPUT, THS. GKAL

4.3. POWER OUTPUT TO FEDERAL WHOLESALE ELECTRIC POWER MARKET, DYNAMICS OF OWN PRODUCTION AND PURCHASED ELECTRIC POWER VOLUMES WITHIN THE LAST 3 YEARS.

In 2004 production of own HPP by JSC "Samaraenergo" decreased, compared to 2003, from 14 007,1 million kWh to 13 718,3 million kWh. The volume of purchased energy in 2004 grows in comparison with 2003 by 901,5 (12,2 %). The increase in volumes of the purchased electric power in 2004 was caused by increase of useful sales of the electric power to own consumers of JSC "Samaraenergo" in 2004 in comparison with 2003 and decrease in own output, compared to 2003 due to increase in the electric power purchase volumes at competitive Wholesale Electric Power Market sector.
In 2004 "Samaraenergo" sale of the electric power at Wholesale Electric Power Market amounted to 308,1 million kWh.

Dynamics of produced and purchased power volumes.


14100
14000
13900
13800
13700
13600
13500
13400
13300
13200
8400
8200
8000
7800
7600
7400
7200
7000
6800
14007.1
8267.2
2002
2003
2004
Prodused electric power (HPS), mln. KWh
Purchased electric power, mln. KWh

MICHAIL ILICH MATJUNIN

STEPS OF GROWTH

Under direction of Michail Ilich one of the most powerful and successful power supply systems of Soviet Union - «Kuibushevenergo» has been constructed. Having brought the huge contribution to formation of a regional power complex, Matjunin has created strong base so that the industry of region could increase the power annually, consumers would receive power supply reliably and smoothly.

Michail Ilich started to work in power engineering as an engineer of a technical department and turbine shop (Chelyabinsk state district power station). Since 1941 he worked in Kuibushev power supply system, first as a REU "Kuibushevenergo" chief engineer and from 1952 till 1979 as the managing director of the power company.

During the Great Patriotic War being the chief engineer of a power supply system, Matjunin provided uninterrupted power supply of the defense enterprises and all industry of a temporary capital. Has put in operation first two boiler and a turbogenerator at Besymianka thermal power station ahead of schedule. The energy produced by Besymianka thermal power station allowed the evacuated enterprises to start manufacture of the weapons necessary for a victory over the enemy. For uninterrupted power supply of the defensive enterprises in 1945 Matjunin was awarded an order of Labour Red Banner and a medal «For valorous work during Great Patriotic War».

Huge work has been done by Michael Ilich during post-war years too.

He managed construction and assembly of Besymianka, Syzran, Togliatti, Novokuibushevsk thermal power stations, Volga hydroelectric power station and VAZ thermal power station. By 1978 the installed capacity of Kujbyshevenergo power stations has grown compared to 1940 from 51 thousand kw up to 5337 thousand kw, that is 104 times.

In 1952 Michail Ilich Matjunin was awarded a medal «For Labour Valour». In 1962 with the second "Labour Red Banner" order. In 1965 he received the Presidium of the Supreme Soviet of RSFSR Certificate of Honour. In 1966 - Lenin order. Besides Michael Ilich got the honorary titles «Honoured worker of power and electrification of RSFSR » and «Honoured power engineer of RSFSR ».

Being retired Michail Ilich was not idle either. He wrote memoirs about foundation and development of Kuibushev power supply system. In 1983 his book "Steps of growth" has been published.




ПОЧТА СССР
ЗАКОН СОХРАНЕНИЯ ЭНЕРГИИ
THE ENERGY CONSERVATION LAW

5
POWER SALES

In 2004 JSC "Samaraenergo" got the task - stabilization of user's accounts receivables for electric and thermal energy.

Distinctive feature of the Company activity in the sphere of power sales was the tariffs stability during the whole year and introduction of limiting tariffs for the population and region as a whole.

In 2004 JSC "Samaraenergo" experienced an increase of problem consumers in electric power effective sales structure due to new subscribers (the inhabitants mostly) the enterprises of housing and public utilities («Zhilkomkhoz» of Zhigulevsk, "Hydroelectric power station" of Novokuybyshevsk, JSC «housing and public utilities» of Otradny), as well as by entry of the of large subscribers of a petroleum industry (Joint-Stock Company " ESCOM " and JSC « Transneftservice S») to the electric power wholesale market. In the 1 quarter of the last year the level of payment to JSC "Samaraenergo" has made only 92,4 % that led to increase of accounts receivables by 578,8 million rbl. or 1,6 times. The major part of underpayment (64 % of the total amount) fell on the enterprises of housing and public utilities and thermal energy resellers in the largest cities of the region - Samara and Togliatti. Significant growth of accounts receivables has led to necessity of planned targets for 2-3 quarters updating with the purpose of the annual assignment fulfillment. The measures taken allowed to provide charges collection at a level of 107,6 % in the 2nd quarter and 105,2 % in the 3 quarter of the year. As of 01.10.04 the level of accounts receivables has made 87,4 % of amount of accounts receivables in the beginning of the year. Lack of the recoverable debts in this period has led to increase of debts by 264,0 million rbl. in October-November. Emergency measures taken in December of the previous year allowed to fulfill the most part of the RAO "UES of Russia" assignment. In a whole JSC " Samaraenergo" managed to reduce accounts receivables by 38,3 million rbl. in 2004 at a level of payment for electric and thermal energy of 99,9 %.

5.1. DYNAMICS OF MARKETABLE OUTPUT AND SALES OF ENERGY FOR LAST 3 YEARS, INCLUDING DYNAMICS OF SUBSCRIBER'S DEBTS

Power sales volumes in 2000-2004 (thousand rbl.)


3000000
2500000
2000000
1500000
1000000
500000
0
2000
2001
2002
2003
2004
SALES VOLUME
DISPOSAL VOLUMES

Subscriber debt receivable dynamics in 2001-2005 (thousand rbl.)


2000000
1900000
1800000
1700000
1600000
1500000
1400000
1300000
1200000
1100000
1000000
900000
01.01.2001
01.01.2002
01.01.2003
01.01.2004
01.01.2005

5.2. DYNAMICS OF ENERGY SALES STRUCTURE (CLEARINGS, PROMISSORY NOTES, MONETARY FUNDS) FOR THE LAST 3 YEARS.

Subscriber's payments for electric and thermal power, including cash payments in 2001-2004 г.


110
100
90
80
70
60
50
40
30
20
10
0
2001
2002
2003
2004
TOTAL PAYMENT LEVEL
CASH PAYMENT LEVEL

5.3. DYNAMICS OF ENERGY SALES STRUCTURE (CLEARINGS, PROMISSORY NOTES, MONETARY FUNDS) FOR THE LAST 3 YEARS.

Electric power sales structure by consumer groups as of 01.01.2005 г.


OTHERS 10.16%
FORESTRY 0,020%
PABLIC 1,04%
INDUSTRY 63,86%
PABLIC UTILITIES 11,05%
CONSTRUCTION 1,54%
TRANSPORT AND COMMUNICATION 10,30%
AGRICULTURE 2,07%

Structure of subscribers' debts for electric and thermal power by consumer groups as of 01.01.2005 г.


OTHERS 22,69%
INDUSTRY 21,23%
PUBLIC 0,23%
AGRICULTURE 14,29%
FORESTRY 0,06%
TRANSPORT AND COMMUNICATION 2,17%
PUBLIC UTILITIES 34,81%
CONSTRUCTION 4,32%

5.4. TARIFFS DYNAMICS AS ON THE TARIFF INTRODUCTION DATES

Tariffs for electric and thermal energy effective in 2004 were established by Samara regional Administration orders "On electric power industry government regulation and control" No 55, 56, 57 dated 08.12.03 and order No 59 dated 23.12.03

Tariffs for electric and thermal energy were calculated according to the following:

§ "Electric and thermal energy pricing principles of the Russian Federation", approved by the governmental order No 226 of the Russian Federation dated 02.04.02;

§ " Methodical instructions on adjustable tariffs and prices for electric (thermal) energy calculation on the retail (consumer) market", approved by Federal Power Committee (FPC) of the Russian Federation Regulation No 49-э/8 dated 31.07.02

Change of electric and thermal energy tariffs by consumers groups is given in tab. 5.4.1, 5.4.2.

Table 5.4.1
Electric power tariffs (RUR./MWh)

	VOLTAGE LEVEL	REGIONAL PC DECISIONS №№ 3, 4 DD 21.01.03.	REGIONAL PC ORDERS №№ 55, 57 DD 8.12.03. EFFECTIVE FROM 1.01.2004	DEVIATION RBL./MWH	%
Major consumers	BH	730*	847	117	16,0
	CH-1		1270		
City population (incl.VAT)		990**	1150	160	16,2
Rural population (incl.VAT)		690**	800	110	15,9
Institutions financed from budgets of various levels		1020***	1180	160	15,7
Other consumers	BH	746*	865	119	16,0
	CH-1	1109*	1290		
	CH-2	1460			
	HH	1623*	1680	57	3,5
Average tariff of JSC "Samaraenergo"		775	836	61	7,9

* introduced on 24.1.2003
** introduced on 3.2.2003
*** approved by Regional PC Decision №17 dated 30.07.02, introduced on 1.1.2003

Electric power tariffs dynamics by consumer groups in 2003-2004 (RUR./MWh)


2000
1800
1600
1400
1200
1000
800
600
400
200
0
836
775
2003 г.
2004 г.
Major consumers BH
Major consumers CH-1
City population
Rural population
Institutions financed from budgets
Other consumers BH
Other consumers CH-1
Other consumers CH-2
Other consumers HH
AVERAGE TARIFF JSC "SAMARAENERGO" 2003
AVERAGE TARIFF JSC "SAMARAENERGO" 2004

Table 5.4.2
Thermal energy tariffs (RUR/Gcal)

CONSUMERS	REGIONAL PC DECISION № 4 DD 21.01.03, EFFECTIVE FROM 3.02.2003	REGIONAL PC ORDER № 56 DD 08.12.03, № 59 DD 23.12.03 EFFECTIVE FROM 1.01.2004	DEVIATION RBL/GCAL	%
Institutions financed from budgets of various levels	236*	273	37	15,7
Other consumers of JSC "Samaraenergo", including Tariffs for thermal energy, released from TPS collectors	174,2	202	27,8	16,0
Tariffs for thermal energy, released from heating system	234	271	37	15,7
Average "Samaraenergo" tariff	208	238	30	14,4

* Approved by Regional PC Decision №17 dated 30.07.02,in force from 1/1/2003

The expenses increase, incl. those caused by growth of the following factors were taken into consideration in the tariffs approved for 2004:

- Gas prices - by 20 % (FPC of the Russian Federation decision №89-э/6 dated 29.10.03);
- JSC "CVGK" services tariff - by 30,2 % (FPC of the Russian Federation decision №97-э/9 dated 23.11.03);
- Tariffs for the purchased energy sold by Federal Wholesale Electric Power Market, - by 6,3 % (FPC the Russian Federation decision №89-э/3 dated 29.10.03);
- Consumer Price Index in 2004 - by 10 %.

The current tariffs stipulate for profitability in the following aspects:

- Electric power by 5,5 %;
- Thermal power by 4,3 %.

Tariffs on electric and thermal power, effective in 2004, provided steady self-financing of power supply system. Actual profitability is as follows:

- Electric power 7,45 %,
- Thermal power 2,44 %.

5.4. POWER CONSUMPTION DYNAMICS, SETTLEMENTS WITH CONSUMERS, STRUCTURE OF SUBSCRIBER'S DEBTS

Electric power effective output in2001-2004 г (Thousand KWh)


18 100 000
18 000 000
17 900 000
17 800 000
17 700 000
17 600 000
17 500 000
17 400 000
17 300 000
17 200 000
17 100 000
17 000 000
2001
2002
2003
2004

Thermal power effective output in 2001-2004 (Gkal)


24 100 000
24 000 000
23 900 000
23 800 000
23 700 000
23 600 000
23 500 000
23 400 000
23 300 000
23 200 000
23 100 000
23 000 000
2001
2002
2003
2004

Structure of debts as of 01.01.2004


MORATORIUM 3%
CURRENT 72%

Structure of debts as of 01.01.2005


MORATORIUM 1%
CURRENT 78%

ANATOLY NIKOLAEVICH ORLOV

ENERGY – TO THE VILLAGE!

Once he was known all around the region. Of course! In fact owing to Orlov, «a bulb of Ilyich» lit in the majority of villages of Kujbyshev region. In1964 Anatoly Nikolaevich was appointed the deputy managing director on rural and municipal electrification of «Kuibyshevenergo». In 1969, thanks to the work organized by Orlov, "Kuibyshevenergo", became one of the first power enterprises in the country that electrified all villages of province. And that was 326 of 330 collective farms and all the 104 state farms of the region. The problem of power supply to land reclamation objects was solved under his direction too (Kuibyshev irrigation canal, Zhigulevsk, Spassk and other irrigating systems).

Due to this the electric power supply to agricultural consumers increased from 850 million kWh in 1976 up to 1168 million kWh in 1980, that is by 37, 4 %.

Orlov initiated introduction of complex computer programs for working modes calculation at Kuibushevenergo and other enterprises of electric systems. Anatoly Nikolaevich also introduced a team contract on complex networks service and maintenance for their trouble-free work.

In 1978 Anatoly Nikolaevich was rewarded with a badge «Honoured worker of power and electrification of the USSR», in 1970 he received a medal «For valorous work», in January 1981 - «the Sign of Honour» order.


СССР
ЭЛЕКТРИФИКАЦИИ
ОТЛИЧНИК

6
MAJOR ACCOUNTING AND FINANCIAL RESULTS

6.1. THE ANALYSIS OF ACTIVITY RESULTS AND FINANCIAL POSITION DYNAMICS (INCLUDING THE ANALYSIS OF NET WEALTH STRUCTURE AND DYNAMICS).

	2002 THOUSAND RBL.	2003 THOUSAND RBL.	2004 THOUSAND RBL.
Proceeds on shipment, incl.	14 671 971	19 804 975	22 791 065
Cost, incl.	13 964 711	17 560 235	20 824 129
Gross profit	707 260	2 244 740	1 966 936
Net profit	117 843	253 450	440 197

In the period of 2002 to 2004 the increase of product sales proceeds is observed. Growth of proceeds in 2004 amounted to 2 986,1 million rbl. (15,1 %), due to increase of proceeds from all kinds of products sales.

FINANCE INDICATORS	INDICATOR VALUE 2002	2003	2004
CURRENT POSITION			
Absolute liquidity ratio	1,407	1,947	2,271
Fixed-term liquidity ratio	2,967	3,393	2,979
Current liquidity ratio	3,778	4,649	3,795
INDICATORS OF FINANCIAL STABILITY			
Financial independence factor	0,912	0,942	0,922
Profitability indicators			
Sales profitability	4,81%	11,32%	8,63%
Profitability of equity capital	0,48%	1,03%	1,78%
Assets profitability	0,64%	2,48%	4,15%
Business activity indicators			
Debt receivables dynamics	-14,7%	-30,5%	-25,6%
Accounts payable dynamics	-25,9%	-4,6%	52,2%
Debt receivables to accounts payable balance	2,003	1,458	0,713

Values of relative financial indicators, except for debt receivables to account payable balance meet recommended values. Surplus of financial independence factor over a normal level indicates the conservative policy of the company. Equity capital and assets profitability growth is observed. The analysis of liquidity and financial stability indicators since the beginning of 2002 allows to make a conclusion on a stable financial status of the company.

According to the express analysis results (according to RAO "UES of Russia" affiliated and dependent companies rating procedures), the company retains the stable financial status during the reported period.

	As of 01.01.04	As of 01.01.05
Non-current assets	21 695 667	21 406 637
Current assets	4 600 866	5 704 730
Long-term liabilities	(534 452)	(606 394)
Short-term liabilities	(1 199 085)	(1 642 126)
Short-term liabilities	209 387	139 017
Net wealth	24 772 583	25 001 864
Authorized capital	4 029 004	4 088 730

During 12 months of 2004 net wealth increased by 229,3 million rbl. due to outrunning growth of current assets (1 103,9 million rbl.) above growth of long-term and short-term liabilities (113,5 million rbl. and 513,4 million rbl. accordingly). The amount of net wealth exceeds the authorized capital that indicates the financial stability of the enterprise.

6.2. BALANCE SHEET ACCORDING TO RAO "UES OF RUSSIA" CORPORATE STANDARD CODES AS OF DECEMBER 31, 2004

ASSETS	CODE	AS OF REPORTING YEAR BEGINNING	AS OF REPORTING YEAR END
NONCURRENT ASSETS			
Intangible assets	110	23 660	47 351
including:			
patent rights, programs, brands (service marks), other similar assets	111	80	69
establishment charges	112	-	-
business reputation	113	-	-
other intangibles	114	-	-
research and development results	115	23 580	47 282
Fixed assets	120	20 938 408	20 429 945
including:			
land and natural resourses	121	1 065	10 686
buildings, machinery, equipment	122	20 764 283	20 266 540
other fixed assets	123	173 060	152 719
Incomplete construction	130	675 770	655 938
including:			
equipment to be installed	13001	49 694	29 334
investments in noncurrent assets	13002	626 076	626 604
Income-bearing investments	135	-	-
including:			
property for leasing	136	-	-
property for hiring	137	-	-
Long-term financial investments	140	16 491	273 403
including:			
investments in subsidiaries	141	1 117	144 964
investments in dependent companies	142	1 166	1 066
investments in other companies	143	13 490	3 302
loans to companies with term over 12 months	144	-	-
other long-term financial investments	145	718	124 071
FOR SUMMARY ACCOUNTS			
Business reputation of subsidiaries	146	-	-
Evaluation of Company participation in dependent company	147	-	-
Deferred noncurrent assets	148	-	-
Other nincurrent assets	150	-	-
section I TOTAL	190	21 654 329	21 406 637

ASSETS	CODE	AS OF REPORTING YEAR BEGINNING	AS OF REPORTING YEAR END
II. CURRENT ASSETS			
Stocks	210	1 037 896	957 496
including:			
raw materials and similar assets	211	656 848	585 054
including:			
black oil	21101	129 894	120 637
coal	21102	152 064	151 462
diesel fuel	21103	1 400	992
other technological fuel	21104	742	69
spare parts	21105	129 484	93 469
other materials	21107	243 264	218 425
domestic animals bred	212	-	-
investments in incomplete production	213	513	-
ready-made products and products for re-sale	214	6 178	3 846
goods shipped	215	-	-
deferred expenses	216	374 357	368 596
other stocks and expenses	217	-	-
Value-added tax on valuables purchased	220	205 141	269 696
including:			
VAT on power purchased via FOREM	22001	44 336	2 974
Debt payable in over 12 months from reporting date	230	57 293	80 702
including:			
customers	231	2 948	2 948
including:			
financed from federal budget	23101	-	-
financed from local budget	23102	-	-
financed from municipal budgets	23103	-	-
other customers	23104	2 948	2 948
bills receivable	232	-	-
debts of subsidiaries and dependent companies	233	-	-
advances paid	234	-	4 697
other debtors	235	54 345	73 057
Debts payable within 12 months from reporting date	240	1 373 150	983 691
including:			
customers	241	486 138	307 180
including:			
group-integrated companies power purchasing via FOREM	24101	-	-
intermediary companies for power and heat sales	24102	-	-
financed from federal budget	24103	8 899	11 975
financed from local budget	24104	-	-
financed from municipal budgets	24105	41 377	28 328
other power and heat consumers	24106	421 662	254 900
subscriber debt	24107	-	-
other customers	24108	14 200	11 977

ASSETS	CODE	AS OF REPORTING YEAR BEGINNING	AS OF REPORTING YEAR END
II. CURRENT ASSETS			
bills receivable	242	103	103
debts of subsidiaries and dependent companies	243	-	42 565
shareholders (founders) debts due to authorized capital	244	-	-
advances paid	245	151 471	246 640
including:			
power and heat suppliers	24501	-	-
fuel suppliers	24502	-	54 880
materials suppliers	24503	29 151	65 661
construction companies	24504	67 920	81 176
repair companies	24505	1 396	1 275
service providers	24506	29 552	29 031
other advances paid	24507	23 452	14 617
other debtors	246	735 438	387 203
including:			
contractual fines, penalties, forfeits	24601	78 692	59 729
taxes overpayment to federal budget	24602	3 010	144
taxes overpayment to local budget	24603	6 380	114 692
taxes overpayment to municipal budgets	24604	5 574	11 014
overpayment to government non-budgetary funds	24605	1 854	2 063
debt to RAO "UES of Russia" for engineering services	24607	-	-
debt of RAO "UES of Russia" for engineering services	24608	-	-
debt to RAO "UES of Russia" for design and survey works(DSW)	24609	-	-
debt of RAO "UES of Russia" for design and survey works(DSW)	24610	-	-
other debtors	24611	639 928	199 561
Short term financial investments	250	1 390 329	2 799 281
including:			
loans to companies with terms under 12 months	251	2 000	-
other short-term financial investments	253	1 388 329	2 799 281
Bankroll	260	537 057	613 864
including:			
cash	261	104	96
RUR account balances	262	437 314	480 334
foreign currencies account balances	263	-	-
other bankroll	264	99 639	133 434
including:			
special purpose accounts balances	26401	99 554	133 296
cash items	26402	85	138
transfers in process	26403	-	-
Other current assets	270	-	-
including:			
internal settlements on current transactions	27002	-	-
internal settlements on construction	27003	-	-
internal settlements on DSW	27004	-	-
internal settlements on security	27006	-	-
internal settlements on VAT	27007	-	-
other current assets	27005	-	-
section II TOTAL	290	4 600 866	5 704 730
Balance	300	26 255 195	27 111 367

ASSETS	CODE	AS OF REPORTING YEAR BEGINNING	AS OF REPORTING YEAR END
LIABILITIES			
III.CAPITAL AND RESERVES			
Authorized capital	410	4 029 004	4 088 730
including:			
preference shares	41001	522 144	522 144
common shares	41002	3 506 860	3 566 586
Own shares purchased from shareholders	415	-	-
Additional capital	420	19 680 929	19 513 310
Settlements on assigned property	423	-	-
Reserves	430	128 366	201 450
including:			
formed under law in force	431	128 366	201 450
formed under statutory documents	432	-	-
Financing earmarked for special purposes	450	-	-
Retained income (outstanding loss)	470	724 897	1 059 357
Retained income of previous periods	460	724 897	619 160
Outstanding loss of previous periods	465	-	-
Retained income of reporting year	470	-	440 197
Outstanding loss of reporting year	475	-	-
Section III TOTAL	490	24 563 196	24 862 847
FOR SUMMARY ACCOUNTS			
Business reputation of subsidiaries	495	-	-
Share of minority	500	-	-
IV. LONG-TERM LIABILITIES			
Loans and credits	510	35 840	1 984
including:			
bank credits due in more than 12 months from the reporting date	511	-	-
loans due in more than 12 months from the reporting date	512	35 840	1 984
Deferred tax liabilities	515	453 221	604 410
Other long-term liabilities	520	3 853	-
including:			
due to suppliers and contractors	52001	3 853	-
due to social funds	52002	-	-
including:			
Pension fund of RF	52003	-	-
Medical insurance find	52004	-	-
Employment find	52005	-	-
Social insurance fund	52006	-	-
penalties and fees to state off-budget funds	52007	-	-
due to (restructured taxes)	52008	-	-
including:			
due to federal budget	52009	-	-
due to local budgets	52010	-	-
due to municipal budgets	52011	-	-
Profit tax due transition period	52020	-	-
including:			
due to federal budget	52021	-	-
due to local budgets	52022	-	-
due to municipal budgets	52023	-	-
other long term liabilities	52012	-	-
Section IV TOTAL	590	492 914	606 394

ASSETS	CODE	AS OF REPORTING YEAR BEGINNING	AS OF REPORTING YEAR END
V. SHORT-TERM LIABILITIES			
Loans and credits	610	-	-
including:			
credits due to banks within 12 months after reporting date	611	-	-
loans due to banks within 12 months after reporting date	612	-	-
LIABILITIES			
Accounts payable	620	980 924	1 492 682
including:			
suppliers and contractors	621	250 440	425 677
including:			
power suppliers via FOREM	62101	11 117	20 158
other power and heat suppliers	62102	3 428	2 272
gas supplier	62103	13 114	57 599
black oil suppliers	62104	-	-
coal suppliers	62105	-	-
other fuel suppliers	62112	-	-
construction companies	62106	11 507	36 144
repair companies	62107	96 282	171 601
RAO "UES of Russia" subscriber charges	62108	-	-
ROSENERGOATOM	62110	1 815	-
nuclear power plants	62111	-	-
other suppliers and contractors	62109	113 177	137 903
Central Controller Division of UES (subscriber charges)	62113	-	-
JSC FCC (subscriber charges)	62114	-	-
bills payable	622	-	-
Due to subsidiaries and dependent companies	623	-	117 941
payroll debt	624	121 784	76 444
including:			
current	62401	121 784	76 444
overdue	62402	-	-
due to State and off-budget funds	625	32 473	30 799
including:			
Pension fund of RF	62501	27 479	26 344
Medical insurance find	62502	3 706	3 263
Employment find	62503	-	-
Social insurance fund	62504	1 256	1 184
penalties and fees to state off-budget funds	62505	32	8
Taxes and duties	626	279 797	250 015
current debt to budget	62610	277 877	250 015
including:			
due to federal budget	62601	204 816	189 937
due to local budgets	62602	58 408	39 737
due to municipal budgets	62603	14 653	20 341
Profit tax debt for transition period	62620	1 920	-
including:			
due to federal budget	62621	600	-
due to local budgets	62622	1 160	-
due to municipal budgets	62623	160	-
advances received	627	99 156	397 806
including:			
consumers of power sold via FOREM	62701	-	-
other power and heat consumers	62702	98 645	345 962
other advances received	62703	511	51 844

ASSETS	CODE	AS OF REPORTING YEAR BEGINNING	AS OF REPORTING YEAR END
other creditors	628	197 274	194 000
including:			
VAT on unpaid products	62801	184 346	172 435
due to off-budget SREWD fund	62802	3 601	-
debt to RAO "UES of Russia" for engineering services	62804	-	-
debt of RAO "UES of Russia" for engineering services	62805	-	-
debt to RAO "UES of Russia" for design and survey works (DSW)	62806	-	-
debt of RAO "UES of Russia" for design and survey works (DSW)	62807	-	-
other creditors	62808	9 327	21 565
Income due to participants (founders)	6308	77410	427
Deferred income	640	209 387	139 017
Reserve for expenses and payments	650	-	-
Other short-term liabilities	660	-	-
including:			
internal settlements on current transactions	66002	-	-
internal settlements on construction	66003	-	-
internal settlements on DSW	66004	-	-
internal settlements on security	66006	-	-
internal settlements on VAT	66007	-	-
other short-term liabilities	66005	-	-
Section V TOTAL	690	1 199 085	1 642 126
BALANCE	700	26 255 195	27 111 367
Reference on valuables, included in off-balance accounts			
Rented fixed assets	910	372 187	495 085
leased assets	911	14 969	50 861
Inventory holdings, received for bailment	920	102	73
Materials for recycling	925	-	-
Goods taken on commission	930	-	-
Equipment for installation	935	-	-
Insolvent debtors liabilities amortization	940	362 660	404 716
Security for liabilities and payments received	950	7 269	4 405
Security for liabilities and payments provided	960	-	-
Accumulated depreciation	970	7 888	7 953
Deterioration of land improvement facilities and other similar objects	980	364	-
Accounting forms	990	19	2
Fixed assets granted on lease	992	1 606	156 163
Property in federal ownership	993	-	-
Intangible assets received for use	995	-	-

Manager U.M. Rimer
Chief accountant A.F. Varenov

6.3. PROFIT AND LOSS ACCOUNT OF THE COMPANY FOR A FISCAL YEAR

PARAMETER	LINE CODE	PER REPORTING PERIOD	PER SIMILAR PERIOD OF PREVIOUS YEAR
I. INCOME AND EXPENSES FOR MAJOR BUSINESS			
Net earnings from sales of products and services (VAT, excises and other obligatory payments excluded)	010	22 791 065	19 804 975
Including sales of:			
Power to domestic consumers	011	15 433 543	13 832 336
Power for export	012	-	-
Heat	013	5 698 354	4 817 132
Subscriber payment (to RAO "Ues of Russia")	014	-	-
Other industrial products and services	015	1 594 239	1 093 807
Other non- industrial products and services	016	64 929	61 700
Goods, products, services of principal activity sphere (for institutes)	017	-	-
Cost of product and services	020	(20 824 129)	(17 560 235)
including:			
Power to domestic consumers	021	(14 363 916)	(12 477 239)
Power for export	022	-	-
Heat	023	(5 562 828)	(4 316 481)
Subscriber payment (to RAO "Ues of Russia")	024	-	-
Other industrial products and services	025	(804 872)	(672 698)
Other non- industrial products and services	026	(92 513)	(93 817)
Goods, products, services of principal activity sphere (for institutes)	027	-	-
Gross profit	029	1 966 936	2 244 740
Commercial expenses	030	-	(2 088)
Administrative expenses	040	-	-
Sales profit (loss)	050	1 966 936	2 242 652
II. OPERATING INCOME AND EXPENSES			
Interesrs receivable	060	24 997	29 924
Interests payable	070	(6 843)	(145 803)
Income from shareholding in other companies	080	2 057	66
Other operating income	090	6 725 068	7 684 003
Other operating expenses	100	(7 416 417)	(8 625 315)
III. NONOPERATING INCOME AND EXPENSES			
Nonoperating income	120	183 170	117 218
Nonoperating expenses	130	(372 386)	(638 000)
Pre-tax profit (loss)	140	1 106 582	664 745
Deferred tax assets	143	19 725	19 382
Deferred tax liabilities	144	(173 988)	(177 365)
Current profit tax	145	(444 449)	(310 094)
Other similar obligatiry payments	146	(68 062)	56 480
Profit tax and other similar obligatory payments	150	(666 774)	(411 597)
Major Business Profit (Loss)	160	439 808	253 148

PARAMETER	LINE CODE	PER REPORTING PERIOD	PER SIMILAR PERIOD OF PREVIOUS YEAR
IV. EXTRAORDINARY INCOME AND EXPENSES			
Extraordinary income	170	1 044	1 478
Extraordinary expenses	180	(655)	(1 176)
FOR SUMMARY ACCOUNTS			
Capitalized profit (loss)	184	-	-
Minority share	185	-	-
Net profit (profit and los surplus) of reporting period	19010	440 197	253 450
FOR REFERENCE			
Fixed tax liabilities (assets)	200	333 038	308 466
REFERENCE FOR RAO "UES OF RUSSIA" DIVISIONS ONLY			
V. INTERNAL SETTLEMENTS			
Profit, received from RAO "UES of Russia" branches and affiliates including lines			
line 140 Pre-tax profit (loss)	19011	-	-
line 150 Profit tax and other similar obligatory payments...	19012	-	-
line 170 Extraordinary income	19013	-	-
line 180 Extraordinary expenses	19014	-	-
Net profit (profit and los surplus) of reporting period including those received from RAO "UES of Russia" (19011+19012+19013+19014)	19020	-	-
Profit, transferred to RAO "UES of Russia" branches and affiliates including lines			
line 140 Pre-tax profit (loss)	19031	-	-
line 150 Profit tax and other similar obligatory payments...	19032	-	-
line 170 Extraordinary income	19033	-	-
line 180 Extraordinary expenses	19034	-	-
Net profit (profit and los surplus) of reporting period including those transferred to RAO "UES of Russia" (19031+19032+19033+19034)	19040	-	-
Net profit (profit and los surplus) of reporting period (19010+19020-19040)	190	440 197	253 450
FOR REFERENCE			
Constant tax liabilities (assete)		333 038,0000	308 466,0000
Basic profit (loss) per share	201	0,1180	0,0685
Watered profit (loss) per share	202	0,1180	0,0674
CERTAIN PROFIT AND LOSS ITEMS DESCRIPTION			
Penalties, fines and forefeits, admitted or payable in acordance with court (arbitration) decision profit	210	1 862	1 400
loss	211	212	51 312
Profit (loss) of previous years profit	220	101 865	71 331
loss	221	53 345	48 208
Compensation of loss caused by failure to fulfill of improper fulfillment of obligations profit	230	2	32
loss	231	217	62
Exchange rates difference in foreign currency transactions profit	240	-	-
loss	241	15	-
Allocation to evaluation reserve loss	250	684 327	546 153
Amortization of accounts receivable and accounts receivable, with expired limitation period profit	260	465	66
loss	261	42 871	295 700

PARAMETER	LINE CODE	PER REPORTING PERIOD	PER SIMILAR PERIOD OF PREVIOUS YEAR
Specification of Form №2 "Profit and Loss Account" 2004 according to RAO "UES of Russia" corporate standards			
Interests payable	07000	6 843	145 803
including:			
Credit, loan interests	07003	868	15 299
Other interests payable (interests on promisory notes, bonds, etc.)	07004	5 975	130 504
Other operational incomes	09000	6 725 068	7 684 003
including:			
Fixed assets sales excluding apartments	09001	19 071	12 179
apartments sales	09002	758	2 951
	09003	72 379	13 259
Currency sales	09004	-	-
HMA sales	0900	-	-
Securities sales	09006	6 010 059	7 330 899
Other assets sales	09007	3 555	315 693
Co-operation	09009	-	-
Other operational incomes	09010	619 246	9 022
other operational expenses	10000	7 416 417	8 625 315
including:			
Fixed assets sales excluding apartments	10001	14 935	28 313
apartments sales	10002	728	1 667
МПЗ sa	10003	67 724	12 248
Currency sales	10000	-	-
HMA sales	10005	-	-
Securities sales	10006	5 980 724	7 357 123
Other assets sales	10007	3 841	316 349
Militia tax	10011	-	530
Property tax	10012	449 649	244 375
Vehicles resale tax	10013	-	-
Territory cleaning rax	10014	-	-
Advertizing tax	10015	441	405
Incone tax additional payment to budget	10016	2 903	-
Securities operations tax	10026	-	478
Charge for "Russia" denomination	10028	-	-
Other taxes	10017	-	-
Banking services	10018	97 126	79 410
Abandoned facilities maintenance	10019	931	932
Canceled production orders	10020	-	-
Expenses for non-productive manufacturing	10021	-	652
Securities service expenses	10022	-	-
Doubtful debts reserve	10024	684 327	546 153
Reserve for financial investment devaluation	10025	-	-
Reserve for fixed assets price reduction	10029	-	-
Activity discontinuance reserve	10030	-	-
Reserve for other contingent liabilities	10031	-	-
retirement of assets w/o profit	10032	70 080	3 579
VAT on property transferred free of charge	10033	-	-
Property transfer tomunicipal ownership	10034	2 074	6 864
Other operational expenses	10023	40 934	26 237
Non-sales incomes	12000	183 170	117 218
including:			
Profit of 2003, revealed in reporting period	12001	24 166	-
Profit of 2002, revealed in reporting period	12002	3 633	1 920
Profit of 2001, revealed in reporting period	12003	73 949	2 549
Profit before 01.01.2001 revealed in reporting period	12004	117	66 862
Penalties, fines and forefeits, admitted or payable in acordance with court (arbitration) decision	12005	1 862	1 400
Accounts receivable for more than 3 years	12008	465	667
Exchange rates differences	12009	-	-
Property in excess on the inventory results	12010	3 295	12 192
Assets obtained free of charge OC и HMA excluded	12011	-	18
Income from OC obtained free of charge, determined in established ordere	12012	975	908
Appropriation differences	12013	-	-
Other non-sales incomes	12014	74 708	30 702
Non-sales expenses	13000	372 386	638 000
including:			
Loss of 2003, revealed in reporting period	13001	52 196	-
Loss of 2002, revealed in reporting period	13002	977	34 699
Loss of 2001, revealed in reporting period	13003	109	11 327
Loss before 01.01.2001 revealed in reporting period	13004	63	2 182
Penalties, fines and forefeits, admitted or payable in acordance with court (arbitration) decision	13005	212	51 312
State duties on economic agreements	13007	52	86
Accounts payable for more than 3 years	13008	42 871	295 700
Exchange rates differences	13009	15	-
Legal costs	13010	150	176
Appropriation differences	3011	32	-
Thefts, shortages	13021	2 468	84
МПЗ amortization above rates of natural loss	13022	-	-
Costs of executive proceedings	13024	-	-
Social objects maintenance from profit	13026	21 684	28 075
Employees apartment costs redemption	13027	241	61
Expenses for sports events	13030	1 199	235
Expenses for social activity	13031	5 740	4 192
Charuty expenses	13032	15 550	10 993
Other non-sales expenses	13029	228 827	198 878
Profit tax and other similar obligatory payments	15000	666 774	411 597
including:			
Profit tax and other similar obligatory payments	15101	329 759	159 611
Profit tax on the basis of transition period	15005	(10 613)	1 921
Constant tax liabilities	15006	333 038	308 466
OHO amortization	15007	(3 556)	(546)
OHA amortization	15008	482	138
Tax fines,	15010	4 431	1 260
including:			
profit tax	15011	5 468	-
VAT	15012	(384)	424
proporty tax	15013	-	-
other taxes	15014	(653)	836
Tax penalties	15120	13 168	3 179
including:			
profit tax	15121	14 874	16
VAT	15122	(1 606)	2 296
proporty tax	15023	126	279
other taxes	15024	(226)	588
Restructured tax penalties (acknoledged in reporting year)	15050	-	-
including:			
profit tax	15051	-	-
VAT	15052	-	-
proporty tax	15053	-	-
other taxes	15054	-	-
Fines to state non-budgetary funds,	15030	(6)	14
including:			
Pension fund of RF	15031	(5)	7
Social insurance fund	15132	(1)	6
Obligatory medical insurance fund	15033	-	1
Employment fund	15034	-	-
Penalties to state non-budgetary funds,	15040	71	86
including:			
Pension fund of RF	15041	60	30
Social insurance fund	15142	2	53
Obligatory medical insurance fund	15043	9	3
Employment fund	15044	-	-
Penalties to state non-budgetary funds, restructured (acknoledged in reporting year)	15060	-	-
including:			
Pension fund of RF	15061	-	-
Social insurance fund	15062	-	-
Obligatory medical insurance fund	15063	-	-
Employment fund	15064	-	-
Other obligatory payments	15045	-	-
Income fron restructured tax penalties amortization	15070	-	(62 532)
Extraordinary incomes	17000	1 044	1 478
insurance compensation	17031	1 044	1 470
Cost of materials and capital equipment, after amortization due to emergency, of nonrepairable and nonusable assets	17032	-	-
other extraordinary incomes	17033	-	8
Extraordinary losses	18000	655	1 176
Cost of forfeuted materials and capital equipment	18001	68	-
Losses from amortisation due to emergency	18002	-	-
other extraordinary losses	18005	587	1 176

Manager U.M Rimer

Chief accountant A.F. Varenov

6.4. THE CONCLUSION OF THE AUDITOR

THE AUDITOR CONCLUSION 1-010-02-05

On the financial (accounting) statement of the Open Joint-Stock Company of Power and Electrification "Samaraenergo"
for the period of January, 1 to December, 3, 2004 inclusive
Moscow 2005
To shareholders of OJSC "Samaraenergo"

AUDITOR DETAILS

The closed joint-stock company " ENPI Consult "
Date of the state registration - 24.12.1992
The state registration certificate No - 427.526
Registering body - the Moscow Registration Chamber. The state registration number of the record in the Uniform State Register of Legal Entities - 1027700283566
Date of record entering into State Register - 7.10.2002
115191, Moscow, Duhovskoy lane., bld.14
Mailing address: 115191, Moscow, Duhovskoy lane., bld.14
Phone (095) 952-10-41,954-47-26
Fax (095) 954-47-26
Licenses - For auditing services No E004289, issued according to the order of the Ministry of Finance of the Russian Federation dated 15.5.2003 No 140, for five years;
- For execution of activities associated with use of state secret data, No 6312936 dated 29.6.2000, issued by Federal Security Service Administration of Moscow and Moscow region, expiry date 28.8.2006.
Noncommercial partnership " Institute of Professional Auditors "

AUDITED ENTITY DETAILS

The Open Joint-Stock Company of Power and Electrification "Samaraenergo"
Date of the state registration - 4/9/1993
Certificate on the state registration No - 1794
Registering body - Administration of Lenin district of Samara

The main state registration number of the record in the Uniform State Register of Legal Entities - 1026300956131
State Register - 15.08.2002
Location 443100, Russia, Samara, Majakovsky street, bld. 15
Mailing address 443100, Russia, Samara, Majakovsky street, bld. 15
Phone (8462) 39-69-88
Fax (8462) 70-45-35

We have conducted audit of the attached financial (accounting) statements of the Open Joint-Stock Company of Power and Electrification "Samaraenergo" (hereinafter - the Company) for the period from January, 1 to December, 31, 2004 inclusive. The financial (accounting) statement of the Company consists of:

- Balance sheet (form 1);
- Profits and loss account (form 2);
- - Capital change report (form 3);
- Cash flow report (form 4);
- Appendix to balance sheet (form 5);
- Explanatory note.

Management of the Company bears responsibility for book-keeping, financial (accounting) statements preparation and rendering. Our task was to express our opinion on reliability of the above reports in every respect and book-keeping procedures conformity with the legislation of the Russian Federation basing on the results of this audit.

We have performed audit according to the following:

- The federal law " On auditing activity ";
- Federal norms (standards) of auditor activity;
- Corporative standards of auditor activity.

Audit was planned and preformed to obtain reasonable confidence that the financial (accounting) statements of the Company do not contain essential distortions.

Audit was performed on a selective basis and included examining of test evidences, confirming numerical data of the financial (accounting) statements and disclosure of the information on financial and economic activity, evaluation of compliance with principles and norms of book-keeping used in preparation of the financial (accounting) statements, consideration of the basic estimated figures received by a management of the entity subject to audit, as well as evaluation of financial (accounting) statements representation.

We believe, that the performed audit provides the sufficient basis for our opinion on reliability of the financial (accounting) statements in every respect and compliance of principles and norms of book-keeping with the legislation of the Russian Federation.

In our opinion, the financial (accounting) statements of the Company authentically reflect the financial status as of December, 31, 2004 and the results of financial and economic activities within the period of January 1 to December 31, 2004 inclusive, in compliance with the legislation requirements of the Russian Federation in the field of the financial (accounting) statements preparation.

General director of the Closed joint-stock company "ENPI Consult" A.A. Nesterov

Head of the auditing group (Qualification certificate for the right to audit in the field of general audit № K01034 with the unlimited validity) L.A. Zadorogina



BORIS FEDOROVICH REMEZENTSEV

HE KNOWS EVERYTHING

This person probably knows everything about the Samara power industry. Having graduated from an institute, he at once became an engineer of automation and thermal measurement department of «Kuibushevenergo». He participated in start-up and adjustment of VAZ thermal power station, Novokuibushevsk thermal power station-1, Novokuibushevsk thermal power station-2, Syzran thermal power station, Togliatti thermal power station.

Having got necessary experience, he was appointed the chief engineer of Samara thermal power station that was under construction. He worked at the station since the moment when 18-meter piles were hammered in the marshy ground of lake «Vetlyanoje» to provide the reliable foundation for the future thermal power station. In a year Remezentsev became a director of Samara thermal power station and had been holding that post for 17 years. The new heating plant erected by him according to experimental technology with application of "blocks of higher factory readiness" became a prototype for dozens similar thermal power stations all over the country.

Boris Fedorovich has been awarded a premium of Council of Ministers of the USSR for participation in designing, construction and commissioning of the Samara thermal power station.

Years of the intense work, acquired professionalism, respect of colleagues - all this allowed Boris Fedorovich to become a managing director of «Kuibushevenergo». In 1993 Remezentsev supervised crucial work on *transformation of «Kuibushevenergo» into* joint-stock company "Samaraenergo". Has was elected the first general director of the new joint-stock company. He managed «Samaraenergo» in the days of global changes, when the country has left socialism, but has not reached capitalism yet.

Carrying out a competent policy, the general director managed to maintain the leading position of «Samaraenergo» among other Russian power companies. Despite difficult financial conditions in which the enterprise had to survive, the general director managed to develop a power supply system actively and to provide its high-scale modernization. Stations were transferred from coal, black oil and slate fuel to gas. That helped to improve both ecological and economic parameters of a power supply system.

In 1999 the first in Rusia gas turbine unit based on NK-37 engine was put in operationon at Bezymianka thermal power station. The success of Samara power engineers in introduction of this high technology was repeatedly studied by colleagues from various corners of Russia.

Nowadays Boris Fedorovich is the chairman of JSC "Samaraenergo" Board of Directors, a member of Board of Trustees of the Samara state technical university, honoured power engineer of the Russian Federation, veteran of power industry, honoured worker of RAO "UES of Russia". He is awarded with «Sign on Honour» and «Friendship» orders.

7
DISTRIBUTION OF PROFIT AND DIVIDEND POLICY

DISTRIBUTION OF THE COMPANY PROFIT, APPROVED BY ANNUAL SHAREHOLDERS MEETING

	AS OF 2001	AS OF 2002	AS OF 2003
Undistributed profit (thousand rbl.)	340 331	117 843	253 450
Reserve fund (thousand rbl.)	17 017	5 893	73 084
Accumulation fund (thousand rbl.)	162 154	-	-
Dividends (thousand rbl.):	161 160	111 950	180 366
Other purposes	-	-	-

DIVIDEND HISTORY OF THE COMPANY FOR THE LAST 3 YEARS

	2002 (FOR 2001)	2003 (FOR 2002)	2004 (FOR 2003)
Dividend per 1 common share, rbl.	0,04	0,027786	0,044113
Dividend per 1 preference share, rbl.	0,04	0,027786	0,044113
Total amount of dividends accrued, thousand rbl.	160 639	111 950	180 366
Dividend returns per 1 common share, %	4,6	1,4	1,3
Dividend returns per 1 preference share, %	6,43	1,7	2,2


ДРУЖБА НАРОДОВ
Участнику
пуска первого турбоагрегата
ТЭЦ ВАЗа 31 декабря 1969 г.
в честь 35 - летия

INNA IVANOVNA SAULKINA

FIRE OF A WOMAN

«Fire of a woman», - people in Togliatti say about her. Oh! - exclaim at a mention of her in Moscow Ministry for the Power Generating Industry. Very often officials from the capital asked her for advice. There was no problem Inna Ivanovna could not solve. In fact, she knows the whole system of thermal power station and not only it, inside out. Having started to work as an engineer of OKSA, then an engineer of PTO, Inna Ivanovna very soon was appointed to a post of deputy chief of PTO of VAZ thermal power station that was under construction. Traditionally power engineering is considered a man's profession, it is difficult enough for a woman to become an expert in this job. Many things Inna Ivanovn had to understand by herself, knowledge and persistance helped her. She constantly tried to improve reliability and profitability of the equipment, to create all conditions for uninterrupted power supply.

Colleagues and managers were sometimes afraid of her. Colleagues - for her critical attitude to all industrial offers. Managers - for her independent point of view. But all of them respected her.

Inna Ivanovna Saulkina was rewarded with the medal «Veteran of work», «Honoured worker of power and electrification of the USSR», breastplate «Honoured worker of Ministry of Fuel and Energy of Russia», the Certificate of Honour of RAO "UES of Russia", honourary title «Honoured worker of a fuel and energy complex».

8
INVESTMENT ACTIVITY

8.1. INVESTMENTS OF THE COMPANY, INCLUDING THOSE ALLOCATED FOR RECONSTRUCTION AND MODERNIZATION.

In 2004 the investment of JSC "Samaraenergo" were distributed as follows:



TOTAL INVESTMENTS WITH VAT, THOUSAND RBL
INVESTMENTS IN RECONSTRUCTION AND MODERNIZATION
1 600 000
1 400 000
1 200 000
1 000 000
800 000
600 000
400 000
200 000
0

In 2004 the volume of investments amounted to 1487912 thousand rbl., including 1105033 thousand rbl. allocated for reconstruction and modernization (74 % of total amount).

8.2. SOURCES OF INVESTMENT PROGRAMS FINANCING (PROFIT, DEPRECIATION, ETC).

The basic sources of JSC "Samaraenergo" investment programs financing are internal funds.

Development of investments in 2004 per sources looks as follows:

	PLANNED	ACTUAL	%
TOTAL, thousand rbl.	1550913	1487912	96
Including			
- out of internal funds	1550913	1427205	92
Depreciation charges	1486913	1381530	93
Profits	5000	827	17
Other sources (research and development expenses)	59000	44848	76
- borrowed funds	0	60707	
The budget of the Russian Federation		21	
Individual share funds		60435	
Others		251	

8.3. STRUCTURE OF CAPITAL INVESTMENTS PER CHANNELS: POWER STATIONS, ELECTRIC NETWORKS OF ALL VOLTAGE CLASSES, THERMAL NETWORKS, EQUIPMENT THAT DOES NOT REQUIRE INSTALLATION AND NOT INCLUDED IN CONSTRUCTION COST ESTIMATES, DESIGN AND EXPLORATION WORK FOR THE NEXT YEARS CONSTRUCTION, NON-PRODUCTIVE CONSTRUCTION, OTHER OBJECTS.

STRUCTURE OF INVESTMENTS PER CHANNELS IN 2004



10% OTHER INVESTMENTS
4% NON-PRODUCTIVE DEVELOPMENT
3% DESIGN AND EXPLORATION FOR FUTURE INSTRUCTIONS
14% EQUIPMENT THAT DOES NOT REQUIRE INSTALLATIONS
14% HEAT NETWORKS
18% ELECTRIC NETWORKS
37% HEAT POWER STATIONS

The most significant actions in reconstruction and modernization:
- turbine of Samara state district power station 3 - 12 MW;
- Heat networks in Samara, Novokuibyshevsk, Togliatti, total length - 4,83 km;
• Transformer on substation 110kW «Lopatino» power 16 thousand.kVA;
• Transmission lines 153,71 km long;
- Upgrade of item 3 at VAZ thermal power station turbine T-100.
• Reconstruction of Togliatti thermal power station KA item 4 ТП-87;
• Reconstruction of the gas supply scheme with "AMAX" gas blocks on KA: ТГМ-84 item 4 of VAZ thermal power station, ТП-230-2 item 6 of Bezymianka thermal power station;
• Reconstruction of cooling tower at Togliatti thermal power station №2.
- Reconstruction of power supply at Togliatti thermal power station RUSN-6kV section 6P.
- Reconstruction of mechanical gauges with introduction of vibration control and vibration protection TG-8 at Togliatti thermal power station, TG-2 at Novokuibushevsk thermal power station-2, TG-4 at Samara thermal power station, TG-8 at Syzran thermal power station.
- Reconstruction of steam line GPK-3 at Novokuibushevsk thermal power station-1,
• Installation of evaporators IMV-50 at Bezymjanka thermal power station (2nd turn),

8.4. NON-PROFILE FINANCIAL INVESTMENTS

Currently JSC "Samaraenergo" works on decrease of participation in non-profile kinds of activity aimed at minimization of the costs associated with ownership.

As per the beginning of year the amount of long-term financial investments into other organizations amounted to 16 490 514, 22 rbl.

Investments in «Zhigulevsk hydroelectric power station» and RAO "UES of Russia" were recognized profile by the decision of the Property Committee. The total cost of such investments amounted to 124 071 478,11 rbl.

In 2004 the increase of long-term financial investments of JSC "Samaraenergo" was caused by the following reasons

• Due to revaluation of «Zhigulevsk hydroelectric power station» and RAO "UES of Russia" shares, financial investments of JSC "Samaraenergo" in these companies increased by 10 618 466 rbl.

• In the accounting period 3 affiliated companies of JSC "Samaraenergo" - JSC "SERS", JSC "SKP" and JSC "SPRS" were founded.

In the course of actions aimed at decrease of JSC "Samaraenergo" participation in non-profile kinds of activity, share holdings of the following organizations were sold in 2004:

• JSC " Samaraagrokhimprom";
• JSC «Regionenergoeffect»;
• JSC «Volgainformenergo»;
• JSC «NTV»;
• JSC «Avtovazbank»;
• JSC « Power design company»;
• Insurance company «Energogarant»;
• JSC "Energoplastic".

JSC "Prima-Bank" is currently under liquidation. Write-off of this investment can be done only upon termination of the company liquidation process. The amount of investment subject to write-off amounts to 508 340,14 rbl.

Market evaluation of six companies required by corporate procedures, is impossible due to termination of these companies' activity and lack of information on their financial status.

Other companies' market investments evaluation is made by the independent appraiser.

8.5. ATTRACTION OF CREDIT RESOURCES FOR INVESTMENT PROJECTS

In 2004 no credit resources were involved in investment projects.



MICHAIL VASILEVICH TRUBKIN

TRUBKIN'S REVOLUTION

It is hard to believe that it happened like this. The rural boys playing hockey on the frozen pond with a can, later became Olympic hockey champions. The country which has just has recovered from the wartime, has launched the satellite in space. And soon the USSR was proud of the first-ever cosmonaut! The Russian cosmonaut! Invention of Michail Vasilevich Trubkin, who worked at Kuibushev power station, was less apparent for public, but also revolutionary for power branch. In 1947 he created the automatic steam boilers feeding device. Before his invention the equipment controlling water supply to boilers was imperfect. Failures happened quite often. Therefore it was necessary to watch gauge glasses of boilers at 500C day and night. Ungrateful hard work. But after creation by Trubkin of «two-pulse three-pipe mercury automatic device» need for those wearisome watches has disappeared. All boilers of Kuibushev state district power station, and a bit later - of Bezymianka thermal power station were equipped with such regulators.

Moscow was interested in invention of Trubkin, it's serial production began. The factory «Energodetal» began to supply with them electric and thermal stations of the whole Soviet Union. So Trubkin's "brainchild" has extended all over the immense country and got in textbooks used by several generations of students. Michail Vasilevich Trubkin received the Stalin award for his contribution into development of power industry. But, probably, the greatest award for him was that his automatic devices worked at Kuibushev state district power station for more than 40 years before they were replaced with electronics. One of Trubkin's units, carefully restored by the personnel of a state district power station, is now kept at the enterprise where it was once invented and tested for the first time.

9

PROSPECT OF THE COMPANY TECHNICAL REEQUIPMENT AND DEVELOPMENT

9.1. INTRODUCTION OF NEW ENERGY PRODUCTION METHODS AND COMPANY DEVELOPMENT DYNAMICS

Technical re-equipment and development of JSC "Samaraenergo" is governed by:

• Russian Federation and the Samara region laws «On energy saving»;

• Power engineering strategy of Russia up to 2020;

• Strategy of RAO "UES of Russia" presented in «Program of measures aimed at increase of performance and further transformations in electric power industry of the Russian Federation»;

• The Order No 184 of RAO "UES of Russia" dated 14.05.99 «Program of power supply in Electric power industry for 1999-2000 and up to 2005 and 2010»

• Decisions of RAO "UES of Russia" Scientific and Technical Council on subjects: «Concept of thermal power stations modernization" and "Concept of RAO "UES of Russia" scientific and technical policy within the limits of the RAO "UES of Russia" re-structuring concept".

• JSC "Samaraenergo" enterprises modernization plans for 2006-2010.

The strategic goal of JSC "Samaraenergo" for the period up to 2020 is the stable performance of power supply system in steady self-financing conditions and maximum efficiency in conditions of dynamically varying external socio-economic factors, as well as maintenance of the current level of power equipment efficiency and physical status.

The following major socio-economic factors determine strategic goals of a power supply system:

• The forecast of steady power consumption growth of 1-3 % a year and the achievement, in case of favorable situation, of a 1990 level of a power consumption by 2010 (in the Samara region growth in 2002 amounted to 0,86 %, in 2003 - to 1,87 %)

• The forecast of exceeding growth of fuel cost over growth of tariffs.

• Six- to eightfold lag of tariffs for the electric power in Russia behind the level of economically developed countries, with the prices of new power-effective equipment, including the equipment produced in Russia, at the world level: from 300 up to 850 USD per 1 kW of installed capacity. Due to this, payback period of power plants construction and modernization projects in Russia are currently 6-8 times higher, even at equal levels of energy production profitability.

• Cross subsidizing of electric and thermal energy consumption by the population and agriculture out of the industry and municipal funds.

Among the industrial and technical factors that characterize the current level of the equipment efficiency and physical status, the following ones can be mentioned:

• Thermal power stations efficiency lag (which is currently 20-25 %) behind modern power units on the basis of gas turbines with 35-40 % efficiency, and steam generators with 55-60 % efficiency.

• High rates of the generating and network equipment physical aging and obsolescence that increase the risk of technological refusals and failures of power systems. Average deterioration of the "Samaraenergo" steam turbine equipment is currently about 85,4 %. Realistic service life of steam turbines units is limited to 2010-2015.

Achievement of the corporate goals in these conditions requires solving a number of the problems before 2020, including:

1. Implementation of new tariff policy aimed at tariffs increase and reaching the economically developed countries level with gradual elimination of cross subsidizing, that is the necessary condition of economic efficiency and investment appeal of new efficient equipment introduction projects.

2. Decrease of energy losses during transportation, reliability and quality of electric and thermal energy sales, meeting the growing load demands of future consumers. 2 times reduction of electric power losses in the networks (from 9 % to 4,5 %) is equivalent to increase of a power supply system efficiency by 1 % - 1,5 %, though it should be increased now by 10 % - 15 %.

3. Intensity of use reduction from 370-365 goe/kWh to 270-250 goe/kWh. This use intensity level will allow to compensate partially exceeding growth of fuel cost over tariffs and to maintain it at the level of 60 % by 2015 with the average tariffs. This will be possible in case of existing equipment replacement and electric power generation by blocks on the basis of gas turbine equipment with 36-40 % efficiency (with not less than 50-55 % on heating cycle modes) or steam turbine equipment with minimum 50-52 % efficiency.

Such large-scale and complex technical goal requires the development in a few coming years of the realistic long-term program of JSC "Samaraenergo" stage-by-stage modernization up to 2020, with the allowance for forecasted socio-economic factors changes and preliminary versions of planned re-structuring.

Weighed program of investments development should become one of the important components of the project.

Limited time of program implementation requires to displace accents in financing, at its heavy deficit, from traditional efficiency increase and service life of physically aged and obsolete steam turbine equipment prolongation, towards introduction of new efficient one.

The greatest performance increase rates of the power supply system generating equipment can be achieved by replacement of existing generating facilities. At the first stage it means higher importance of modernization in comparison with new construction or simple expansion. Implementation of the out-of-date projects is inadmissible.

The major actions of JSC "Samaraenergo" branches technical re-equipment in 2004 are as follows:

• Upgrade of VAZ thermal power station turbine T-100-130 item №3.

• Replacement of turbine and generator of item №3 at the Samara district power station with pilot introduction of full-scale automated control system at the turbine.

• Reconstruction of VAZ thermal power station back-feed scheme with increase in productivity and hot water reserve.

• Reconstruction of main pipeline III at Togliatti Thermal Networks.

• Construction of main pipeline from TK-15a to 14A, 17A blocks of Avtozavodsky district of Togliatti (Togliatti Thermal Networks).

• Construction of a heating main on Br. Korosteljovykh street, 1st starting complex, executed by Samara Thermal Networks.

• Launching of automated measurement system on the basis of «TOK-C» controllers on substations: BEN: «Krotovka» 110 kV and ChEN: "Zapadnaya" 35 kV.

• Installation of 26 «VEP-01» controllers with K3485 interface at SamaraTPS, NovokuibyshevskTPS-2, NovokuibyshevskTPS-1, Syzran TPS, state district power station, Besymianka TPS, Togliatti TPS, VAZ TPS, and connection of all generating registration microprocessor counters of these power facilities to them.

The steady tendency of heat consumption reduction by the major industrial consumers of Samara power supply system causes the necessity of forced transfer of stations heating equipment to the operating modes with high share of condensation output, high intensity of fuel use and severe restrictions in electric power during the inter-heating period, accordingly.

One of the best way to solve this problem is to reconstruct thermal power stations by way of gas turbine units adding to steam-power cycle with insertion of disposal boilers into the main steam line in parallel with the existing power boilers.

Such technical decision is economically expedient for introduction of medium pressure blocks at NovokuibyshevskTPS-1, Syzran thermal power station, Samara TPS, and NovokuibyshevskTPS-2. As for BesymiankaTPS the most effective project is construction of second turn of gas turbine with vapor escape to common collector of 7 at.

The major advantages of these options are:

• Higher independence of thermal power stations electric loads from thermal loads and corresponding increase of stations electric power during the non-heating period;

• High efficiency of steam-gas cycle and reduction of intensity of fuel use at the essential increase of electric power generation.

The comparative integrated technical and economic assessments allowed to determine priorities in the process of gas turbine and steam turbine technologies introduction on a power supply system level in the course of stations reconstruction and modernization. Their introduction requires additional detailed study and certain technical problems solving (in particular, development of disposal boilers with the system of fuel after-burning for steam characteristics of t=510-540 °C and P=90÷100 at.), as well as more thorough evaluation of investment efficiency and payback, justification of priorities and sequence of gas turbine equipment installation and launching at thermal stations.

Period of such projects payback in AO-Energo, depending on its implementation version, can vary from 6 to 20 years and more, that can be explained by high relative cost of the equipment in comparison with the current electric and thermal energy prices.

It is necessary to emphasize, that the economic efficiency of similar projects of gas turbine power units introduction at industrial consumers' sites is 2-4 times higher in terms of payback, than at AO-Energo. This is caused by the following peculiarities: lack of losses in networks and corresponding expenses for their maintenance, no subscribers' charges, maximum tariffs for electric and heat power, artificial privileges on fuel charges in oil-and-gas complex.

One of the primary goals in this program implementation is the recreation of the system and multilevel mechanism of preparation, development and implementation of the investment projects defined by the five years' periods major program targets, and providing their natural rotation.

JURY MIHAJLOVICH NAGORNY

PROTECTION ENGINEER AND POET

The holder of «the Sign on honour» order, Honoured power engineer of the CIS - Jury Mihajlovich Nagornyj, one of the most respected veterans of power supply system, wished to become not the power engineer but a seaman in youth. He even entered the river technical school, but did not even manage to finish the firs year. War of 1941 forced 15 year old boys to work at the defense factories evacuated to Samara . And Jury together with his comrades went to work to Aviation plant. To make IL-2 attack planes for the Victory. Having finished his war service at a cutting machine, the future founder of JSC "Samaraenergo" automated information system entered Kuibushev industrial institute, power engineering faculty. And since then he never left power industry.

The young engineer began his career in power industry in Bashkiria where he revealed not only his desire to become a professional, but also the character traits that are seldom combined in one person: strict observance of rules and instructions and desire to bare all responsibility for his actions. He even managed to quarrel with the deputy Minister of Power of the USSR, observance of whose order could lead to equipment damage. And deputy minister could not out-argue the young Samara engineer. After working in Bashkir steppes, Nagorny returned to his native land. First he was a protection engineer at BTPS, later - at CRZA of Kuibushevenergo.

«We worked much and hard at Volga hydroelectric power station, all stations of a power supply system. Huge internal courage is necessary to be a protection engineer. All the responsibility lays on him. There is nobody to hide behind, you always have to make all the decision youself. This was what I liked in my work » - says Nagorny. In 1972 a new task was set forth for Jury Mihajlovich - to create the automated information system. Introduction of not so perfect computer technologies allowed to make revolution in work of a power supply system. The operating modes changed, there were new approaches to reliability, losses registration. Many things seemed different for experts with long-term experience."

Having created the structure of automated information system including both the local computer network and telecommunication system of e-mail and many other things from the very beginning, Nagorny considers that his main contribution into a power supply system development was not the introduction of novelties. The main thing he is proud of is a team of the unique people who became the real professionals.

Jury Mihajlovich Nagorny could already enjoy the deserved rest and to retire, but he does not want to leave his favourite business. Every day he, like before, comes to work at 8 o'clock in the morning. And still solves business problems. Although today they are not as huge as earlier, his intelligence still finds application in the business of improvement of energy supply to the region. Since 1996 Nagorny has been the chairman of Veterans Council of joint-stock company "Samaraenergo" management. Another important task of his is transfer of experience to the young employees of the company.

And the verses he signs with pen-name N.J.M., are greedily read by the employees of a power supply system of any age.


PAR
ERR
SEND
OFF
LINE
ON
OFF
VIDEOTON
COMPUTER

10
DEVELOPMENT OF A COMMUNICATION NETWORK OF THE COMPANY AND INTERNET-TECHNOLOGIES

Currently 34 local computer networks (LCN) incorporating about 1880 PCs function in 18 branches and in the Executive Directorate.

In 2004 the LCN upgrade was continued at the executive directorate, which included replacement of passive concentrators by switchboards, aimed at decrease of a network load.

Replacement of canalizing equipments in a number of sectors took place. In particular, the outdated canalizing equipment at BTPS and PRP was replaced by MT-2. SamEPS and "Power sales" shifted from a physical line to optical fiber ones.

The corporate network data exchange rate increased as follows:

Dispatching dept.	from 115 to 12500 kBit/s.
SamEPS	from 256 to 100000 kBit/s.
"Power sales"	from 768 to 100000 kBit/s.
PRP	from 256 to 512 kBit/s.
BTPS	from 256 to 1024 kBit/s.

116 new subscribers were connected to "Samaraenergo" mail unit within 2004. Users number totals to 1284, 488 of them are subscribers of Executive directorate of joint-stock company "Samaraenergo" and joint-stock company "MVIMPC". The mail unit also covers Samara RDD subscribers; 54 RDD employees are connected to e-mail and the Internet. 63 new subscribers of a corporate network were connected to the Internet within a year. The total number of the Internet subscribers is 555.

Updating of the internal corporate Intranet site of JSC "Samaraenergo" is in progress.

THE INTERNET TECHNOLOGIES

The following program systems based on the Internet technologies were developed and operate in JSC "Samaraenergo":

Monitoring systems including:

1. Communication channels condition monitoring
- Individual Internet traffic statistics
- IP-addresses database with the analysis of the users traffic
- Statistics of the total Samaraenergo Internet traffic expenses.
- Hourly schedule of the external Samaraenergo interface traffic.
- Monitoring of Samaraenergo Internet-unit UNIX-servers condition
- Statistics of e-mail traffic

2. "Kodex" reference system.
3. The Intranet local site.

COMMUNICATION SYSTEMS

In 2004 the monitoring and technological management facilities provided the necessary volume of monitoring and technological information transfer and automated processing.

Activities in development and introduction of modern means of communication, telemechanics and data transmission on the basis of digital systems and computer information processing are in progress in the power supply system.

- he telecommunication equipment of the of the Integrated Electric Power Industry Digital Communication Network regional communication center is put into operation in the Executive Directorate.
- The out-of-date automatic coordinate system telephone exchange is replaced with new Definity type digital automatic telephone exchange at NkTPS-1.
- The building of a communication center in Kuzkino was constructed. The digital radio-relay communication line on Otvazhnaya - Kuzkino - Syzran thermal power station sites was put into operation. Thus, additional digital streams between Executive Directorate and Syzran thermal power station were created.
- Communication channels of the automated electric power control and monitoring system were designed, upgraded and built.
- Communication channels at power transmission line between ChEN RDD and GPP-1 substation in Chapaevsk were created.
- The out-of-date telephone conference equipment in Executive Directorate and "Power Sales" was replaced.
- The fiber-optical communication line on mountain "Otvazhnaya" was laid.
- The following E1 roundabout streams were arranged: Executive Directorate - Zhigulevsk electric power networks - VAZ thermal power station, Executive Directorate - Togliatti thermal power plant.
- Introduction of MT-1, MT-2 primary multiplexers continued.
- Corporate network data transfer rate was increased.

12
MANPOWER AND SOCIAL POLICY. SOCIAL PARTNERSHIP

12.1 MANPOWER STRUCTURE

Manning level of the Samara power supply system as of January 1, 2005 is 12 110 persons, namely:

Managers of all categories	1 713
Experts	2 009
Office stuff	173
Workers	8 215

The staff structure analysis for 2004 compared to 2003 shows the decrease of the staff by 2 408 employees due to measures aimed at reduction of personnel, and also two branches (Industrial repair shop and "Samaraenergospetsremont") liquidation.

The quantitative analysis of the staff over the last 3 years:

Category of employees	01.01.2003.	01.01.2004.	01.01.2005.
total manpower, (persons)	15 354	14 518	12 110
including:			
managers	2 062	2 002	1 713
experts	2 023	2 091	2 009
office stuff	205	202	173
workers	11 064	10 223	8 215


MANAGERS
EXPERTS
OFFICE STUFF
WORKERS

12.2 AGE STRUCTURE OF EMPLOYEES

14,4 % of the Samara power supply system enterprises employees are under 30, 59,0 % - from 30 to 50 years old, 26,6 % - over 50 years old.

Age structure of managers:


2002
2003
2004

Age structure of experts:


2002
2003
2004

Age structure of workers:


2002
2003
2004

Age structure of all employees:


2002
2003
2004
ДО 30 ЛЕТ
30-50 ЛЕТ
СТАРШЕ 50 ЛЕТ

12.3 EMPLOYEE TURNOVER

The number of employees dismissed in 2004 due to turnover was 452 persons. In 2004 turnover of staff in the Samara power supply system amounted to 3,7%, compared to 4,1 % in 2003

The major reasons of employee turnover in Samara power supply system are as follows: no career prospect, dissatisfaction with working conditions, change of residence.


6%
5%
4%
3%
2%
1%
0%
2002
2003
2004

12.4 QUALITATIVE STRUCTURE OF EMPLOYEES. PERSONNEL DEVELOPMENT SYSTEM

The qualitative staff structure remains at relatively high level. 96% of engineering personnel have higher or specialized secondary education. As a whole, 7 thousand employees of Samara power supply system have higher education, 11 persons are candidates of sciences.


4000
3500
3000
2500
2000
1500
1000
500
0
2002
2003
2004
КАНДИДАТЫ НАУК
С ВЫСШИМ ОБРАЗОВАНИЕМ
СО СРЕДНИМ СПЕЦИАЛЬНЫМ ОБРАЗОВАНИЕМ

Constant personnel training is carried out by Samara power supply system in accordance with the Personnel regulations. Thus, the training agreements between the "Samaraenergo" branches and professional development institutions (PEIPK, VIPKenergo, «JSC GVTS of power», Kamsk, Novosibirsk, Chelyabinsk PEIPK branches, Institute of Management) are concluded annually for the purpose of power supply system managers and experts professional skills improvement

Parameters	Trained 2004	Forecast for 2005
Workers training	298	259
Retraining	275	140
Stuff sideline training	343	405
Workers advanced training	7 168	6 360
Engineering stuff advanced training	2 788	1 500
Training expenses (rbl.)	22 595400	30 636000

Training center, that combines off-site and in-service training, retraining and advanced training of managers and experts, functions in the structure of Samara power supply system.

In 2004 2 788 managers and experts were trained off-site both at professional development institutions (992 persons) and at the training center (1 213 persons). 8084 employees were trained, retrained, improved their skills, including 1209 persons trained off-site at the training center. At the same time the Company cooperates with educational institutions in employees education. 50 employees are getting education under contracts with colleges and universities, including 40 employees studying by correspondence (30 - in Samara State University, 10 - study economics and law in other educational institutions). 22 employees of "Samaraenergo" got higher education in 2004.


3000
2500
2000
1500
1000
500
0
2002
2003
2004
РУКОВОДИТЕЛИ
СПЕЦИАЛИСТЫ
СЛУЖАЩИЕ
РАБОЧИЕ

Regional "Power trade union" committee and JSC "Samaraenergo" administration carry out significant work on the workers and their families health-improvement. For these purposes 3457 places in sanatoriums were booked for a total amount of 18993,2 thousand rubles, including 2835 places for the amount of 15483,3 thousand rubles paid out of profit.

Great attention was devoted to development of physical culture and sports in the reported year. More than 6 thousand employees were involved in sports events. 21 teams took part in finals of the Corporate Summer and Winter Games, total number of participants exceeded 1000 people. More than 1 million rubles was only spent by regional "Power Trade Union" committee for corporate sports events in 2004.

The Company increases expenses for labor safety annually, in 2004 they amounted to 100,2 million rubles, that is 20 % higher, than in the previous year. "The system of labor safety management" is introduced, wide range of activities in labor organization, target personnel training, competitions in crafts with further privileges granting and extra charges for the winners are successfully applied for a number of years. The system of a rating evaluation for service and repair personnel was developed and introduced. This system allows to provide material encouragement for the personnel working without infringements of labor safety requirements. Working stations are certified according to labor protection norms, results of this analysis allows to minimize quantity of the harmful and dangerous working places.

Systematic preventive work allowed to decrease the level of industrial injuries significantly within the last 20 years.

BORIS MIHAJLOVICH JAGUDIN

40 YEARS AND THE WHOLE LIFE

The name Jagudin is being pronounced at the Samara state district power station for the second century already. And constantly with respect. Here in 1908 his grandfather worked. Here for the first time his parents met. And Boris Mihajlovich, having come to the Samara state district power station as an engineer, connected his life with it too. In 1965 he headed the oldest enterprise of a power supply system in Russia.

Samara state district power station was the third station constructed in pre-revolutionary Russia, the history of power industry began here. On June 27, 1900 the state district power station was approved for operation by Samara municipal Duma. With a start-up of a state district power station in Samara there was an opportunity not only to illuminate streets, drama theatre, houses of the townspeople, to start up the first tram. Industrial development of the city became possible only owing to energy produced by Samara state district power station. The station became a source of specialists, both for Samara, and for other cities of the country - many power engineers, who later managed the newly created power enterprises, started their carriers at this power station. In 2005 the Samara state district power station will celebrate its 105 anniversary, forty of those years the enterprise was headed by Boris Mihajlovich Jagudin. In the beginning of the 90ths under the decision of the government the station was planned to be liquidated, as outdated. The hereditary power engineer could not put up with it. Jagudin brought up the idea to reconstruct the station radically. Together with the staff the director has gone through the most complicated years during which the majority of the outdated turbines were replaced. The freshest novelty which Samara state district power station is proud of is the ASUTP computerized complex. The new control panel is close to western analogues, that dramatically increases prospects of reliable station control and improves operating conditions of the personnel. The Samara state district power station managed to retain its place in a line of younger stations and still supplies an old part of Samara with heat.


ЭКСПЛУАТАЦИОННАЯ СХЕМА КОТЛА

13
GOALS AND TRENDS OF THE COMPANY FOR THE COMING YEAR, STRATEGIC TASKS EXECUTION.

13.1. THE COMPANY REFORMING.

On 3.9.2004 the Board of Directors of RAO "UES of Russia" has unanimously approved the project of JSC "Samaraenergo", JSC "Saratovenergo", JSC "Ulianovskenergo" and JSC "Orenburgenergo" reforming. The offered project of reforming allows to separate exclusive and competitive kinds of activities with the minimal risks, to create the large inter-regional power companies, to increase economic efficiency of industrial activity and investment attractiveness.

1. Regarding JSC "Samaraenergo" the Project provides for:

1.1. Joint establishment of the inter-regional industrial companies according to activity types, in cooperation with "Saratovenergo" and "Ulianovskenergo", namely:

- JSC "Volga Territorial Generating Company" with generating and heat-supply system assets contribution into authorized capital of JSC "Samaraenergo",
- JSC "Volga Inter-regional Distribution Company" with JSC "Samaraenergo" electronetwork assets not related to the Uniform national (all-Russian) electric network (UNEN) contribution to its authorized capital;
- JSC "Volga Unter-regional Power Sales Company" with JSC "Samaraenergo" power sales assets contribution to its authorized capital

1.2. Transfer of electronetwork complex entities related to UNEN:

- Transfer of JSC "Samaraenergo" electronetwork complex objects belonging to UNEN, in the account of payment for extra JSC "Volga Inter-regional Main Network Company" shares and complete payment for extra shares of JSC "Volga Inter-regional main network company" acquired by JSC "Samaraenergo", before the Company reorganization is finished.

1.3. Reorganization of JSC "Samaraenergo" in the form of joint-stock companies (holding companies) separation, basic assets of which are represented by the shares of the corresponding inter-regional industrial companies created at the first stage by joint establishment, namely:

- JSC "Samara Territorial Generating Company";
- JSC "Samara Distribution Company";

1.4. Reorganization of the holding companies in the form of affiliation to the operational companies, namely:

- JSC "Samara Territorial Generating Company" into JSC "Volga Territorial Generating Company";
- JSC "Samara Distribution Company" into JSC "Volga Inter-regional Distribution Company".

1.5. Reorganization of JSC "Samaraenergo" in the form of affiliation to JSC "Volga Inter-regional Power Sales Company ".

During preparation for JSC "Samaraenergo" reforming the following actions on non-profile activities termination were performed:

- Apartment houses in Bogdanovka, Komsomolets, Energia, N.Sarbaj, Sosnovy Solonets, Pokhvistnevo, apartment in Krasnoarmeisoye, etc., were transferred to the municipal property and the property of tenants;
- The camp site «Berendeevo» (NovokuibyshevskTPS-2) was sold at a price of 2 630 thousand rbl.
- The JSC «SKP» subsidiary was established. After a market evaluation Sports Center of Syzran TPS, Sports Center of "Yantarny" dispensary, camp site «Tikhye Zory» with a total price of 24 834 967 rubles, and also cash resources in the amount of 112 000 rbl. were contributed to authorized capital of JSC «SKP».
- After a market evaluation, blocks of stock and shares of the following enterprises were sold for the total amount of 123 506 rbl: JSC "Volgainformenergo"; JSC "AvtoVAZbank", JSC "Energoplastic", JSC "Samaraagrochimprom", JSC «Novokuibyshevsk TV», JSC "Regionenergoeffect".
- Affiliated companies JSC "Samaraenergospetsremont" with the authorized capital of 51,1 million rbl., JSC «Samara industrial repair shop» with the authorized capital of 116 million rbl. were established on the basis of the associated branches of JSC "Samaraenergo".

In execution of RAO "UES of Russia" Board of Directors decisions dated 3.9.2004 concerning JSC "Samaraenergo" reforming, a number of actions on preparation to the beginning of 1st stage of reforming were performed. The first stage of reforming schedule was approved by the order №43 of JSC "MVIMPC" dated 12.11.2004

2. THE ACTIONS PERFORMED:

2.1. On 21.10.2004 the JSC "Samaraenergo" Board of Directors meeting discussed the issue "Priority trends of the Companies development: start of companies reformation in the field of split-up according to kinds of activities». Reformation was approved by voting.

2.2. The working group of JSC "Samaraenergo" headed by the "Samaraenergo" chief engineer was organized for activities aimed at the inventory and division of power supply systems property, property rights registration, performance of corporate procedures on companies establishment, property lease contracts conclusion by the Companies, work with personnel, etc.

2.3. The inventory aimed at drawing up the lists of property to be contributed into authorized capital of the Companies established, started by "Samaraenergo" Orders No 411,415 dated 24.09.04

2.4. Inventory sheets were submitted to Business-unit 2 of RAO "UES of Russia" for consideration in time stipulated by 1 stage of reforming schedule. Final lists of the property transferred to authorized capitals of JSC «Volga TGK», JSC «Volga MRK», JSC «Volga MESK» were worked out and submitted to RAO "UES of Russia" for consideration on 16.12.2004.

2.5. On 25.11.2004 RAO "UES of Russia" approved the notice on appraisal of property, transferred to established companies authorized capital and worked out the package of the competitive documentation. On 25.11.2004 the corresponding announcement on the contest was placed at a site of RAO "UES of Russia". On 10.12.2004 the results of competition were drawn up in the form of a protocol, the appraiser - «Institute of Property Management and Appraisal» was appointed.

2.6. According to the reforms project the Company branches directors are obliged to convey hostels available on their balance to the balance of municipal institutions and to enlist the Civil Defense facilities in the register of the federal property before 1.3.2004. Other kinds of non-profile property on balance of Company branches (apartments, camps, farms) and the property left on the Company balance by the Boards of Directors decision, will be transferred to the established Companies authorized capital according to its balance belonging.

2.7. On 19.12.2004 the JSC "Samaraenergo" Board of Directors meeting approved the nomination of independent appraiser.

2.8. In time, stipulated by the reforming schedule, the independent appraiser started working on evaluation of the property transferred to authorized capital of the established companies market price and estimation of rental fee for the transferred property temporarily used by the Company.

2.9. The request for allocation of investments to production (sales) of goods not covered by Federal Law «On natural monopolies», which constitute more than 10 % of the Company own capital and on acquisition of JSC "Samaraenergo" network assets designed for production (sales) of goods covered by antimonopoly regulations (Art.7, item.2, paragraph.4 of Federal Law «On natural monopolies») by JSC "Volga Inter-regional Distribution Company", was submitted by the Company to Federal Antimonopoly Committee in the period established by RAO "UES of Russia" (30.12.2004)

In 2005 the establishment and launching of JSC «Volga Territorial Generating Company», JSC «Volga Inter-regional Distribution Company», JSC «Volga Inter-regional Power Sales Company» is planned according to the schedule of reforming.

13.2. IMPROVEMENT OF MANAGEMENT AND CORPORATE PROCEDURES.

Strategy of the Company activity is based on principles of break-even and profitability. Lack of these factors makes its further development impossible. The basic Company goals are volume of profitable sales of electric and heat energy growth, production efficiency, strengthening of payment discipline and expenses reduction. The favorable structure of customers is maintained in the Company with dominance of the industrial enterprises and similar entities. Improvement of tariff policy with liquidation of cross subsidizing promotes the further production development.

The last edition of contract with operating company is in force since the beginning of fiscal year, that enhances the responsibility of operating body for results of the Company activity, including meeting the profit targets, repairs program fulfillment, duly payment of dividends to shareholders. The system of management efficiency evaluation was improved that allows to determine the compensation for the operating company. Validity of the contract is extended for the next year.

The structural changes of joint-stock company associated with reforming of power are in progress. The quantity of non-profile divisions is reduced: during 2004 service and repair facilities were removed and the affiliated Companies «Samara Repair Shop» and "Samaraenergospetsremont" were created with the Company's 100 % participation in them. Besides, JSC «SKP» was established with transfer of corresponding non-profile assets to it. The Company Board of Directors approved the list of non-profile assets, work on which is supervised by Board of Directors.

With the purpose of stable financial development and profitability maintenance, protection of the Company shareholders rights and interests stipulated by the legislation and increase of its investment appeal, the Company follows the Arrangement for cooperation of JSC "Samaraenergo" with the entities in which the Company participates, and the temporary arrangement for operations with the Company assets during the reforming period, approved by Board of Directors in 2002. Besides, in 2004 the decision was made that any transaction with stocks or shares of the affiliated and dependent companies, engaged in repair, building and-or design kinds of activities should be submitted for Board of Directors' consideration.

In accordance with the decisions of shareholders general meetings the dividends both on preference and common shares are annually calculated and paid by the Company. In comparison with the previous year, in 2004 the amount of the dividends paid (by results of 2003 fiscal year) increased more than 1,6 times. Dividends on JSC "Samaraenergo" shares for previous year were completely paid in 2004 by money transfer to dividends payment agents.

According to the Corporate Code recommended by Federal Commission on Securities of Russia, the auditing committee and personnel and compensations committee within the Board of Directors were in the process of creation in 2004. Committees will start working in 2005, and it will undoubtedly increase Board of Directors efficiency.

13.3. ISSUING POLICY OF THE COMPANY.

Due to termination of JSC "Samaraenergo" astray registered discount bonds (2nd issue, state registration No 42-2-9 dated 10.01.96) circulation, these bonds were repaid in 2004 either in cash, or by conversion into equity shares of the Company. Additional issuance of the Company common shares was made for the purpose of such conversion. The report on the issuance results is registered, authorized capital of the Company increased in 2004 by 59 725 245 rubles.

CONTENTS

EDITION IS PREPARED
BY DEPARTMENT OF CORPORATE MANAGEMENT, JSC JSC
MID-VOLGA INTERREGIONAL
OPERATING POWER COMPANY
(HEAD OF DEPARTMENT - JURI STITSUK)
PUBLIC RELATIONS DEPARTMENT, JSC
MID-VOLGA INTERREGIONAL
OPERATING POWER COMPANY
(HEAD OF DEPARTMENT - IRINA SURKOVA)

ART-DIRECTOR: ELENA ZOLOTYKH
DESIGN: ALEKSEY GUBAREV
PHOTO: ALISA KUPHAROVA
ESSAY: VLADIMIR LIPILIN, VLADIMIR GROMOV

SAMARA, 2005

THE REPORT ON RESULTS OF VOTING
On extraordinary general meeting of shareholders of the Open Joint-stock Company of Power and Electrification «Samaraenergo»

The name and the location of a society: *The Open Joint-stock Company of Power and Electrification «Samaraenergo» (Russia, Samara, Majakovskogo, 15)*
Type of general meeting: *Extraordinary*
The form of carrying out the meeting: *Absentee ballot*
Date closed of reception of the filled bulletins: *May, 23, 2005*

Chairman of the meeting - Chairman of Board of directors of JSC "Samaraenergo" **Boris Fedorovich Remezentsev.**

The secretary of the meeting - the head of a corporate management department of Open JSC «Middle-Volga inter-regional operating power company » **Jury Vjacheslavovich Stitsjuk.**

The registrar ot the Company - JSC «The Central Moscow Depositary» (105078, Moscow, Orlikov per.,3, building B) carries out functions of the counting commission of the meeting. The authorized person of the registrar - **Marina Aleksandrovna Asmolova** .

The agenda of the meeting:

1. About approval of the contract about creation of Open Joint-stock Company « Volga Territorial Generation Company », being the transaction with a conflict of interests.
2. About approval of the contract about creation of Open Joint-stock Company «Volga Inter-regional Distribution Company», being the transaction with a conflict of interests.

<u>QUESTION №1:</u> About approval of the contract about creation of Open Joint-stock Company «Volga Territorial Generation Company », being the transaction with a conflict of interests.

Quorum on the given question *77,5199 %*

Results of voting:	*Quantity of votes*	*% from all had the right to vote*
"FOR"	*1 233 098 243*	*77,4389*
"AGAINST"	*21 203*	*0,0013*
"REFRAINED"	*1 210 016*	*0,0760*

DECISION CONCERNING QUESTION №1 IS MADE BY THE RESULTS OF VOTING

<u>QUESTION №2:</u> About approval of the contract about creation of Open Joint-stock Company «Volga Inter-regional Distribution Company», being the transaction with a conflict of interests.

Quorum on the given question *77,5199 %*

Results of voting:	*Quantity{Amount} of voices*	*% from all had the right of a voice*
Pro	*1 233 074 002*	*77,4374*
Contra	*21 203*	*0,0013*
"HAS REFRAINED"	*1 224 576*	*0,0769*

DECISION CONCERNING QUESTION №2 IS MADE BY THE RESULTS OF VOTING

Chairman of the meeting **B.F.Remezentsev** The secretary of assembly **J.V.Stitsjuk**

The report on results of voting
On annual general meeting of shareholders of Open Joint-stock company "Samaraenergo" on results of 2004

The name and the location of a society: *The Open joint-stock company of power and electrification "Samaraenrgo" (Russia, Samara, Majakovskogo, 15)*
Type of general meeting: *Annual*
The form of carrying out of meeting: *Assembly*
Date of carrying out of the meeting: *June, 17, 2005*
Place of carrying out of the meeting: *Russian Federation, Samara, Majakovskogo, 15*

Chairman of the meeting - Chairman of Board of directors of JSC "Samaraenergo" **Boris Fedorovich Remezentsev.**

The secretary of the meeting - the chief of a corporate management department of Open JSC «Middle-Volga inter-regional operating power company » **Jury Vjacheslavovich Stitsjuk.**

The registrar ot the Company - JSC «The Central Moscow Depositary» (105078, Moscow, Orlikov per.,3, building B) carries out functions of the counting commission of the meeting. The authorized person of the registrar - **Marina Aleksandrovna Asmolova** .

The agenda of assembly:

1. About confirmation of the annual report, annual balance sheet, including account of profit and losses of the Company, and also about distribution of profit (including dividend payment) and losses of Company by results of 2004 accounting year.

2.About Board of Directors members election.

3.About election of Revision Commission members.

4.About confirmation of auditor of the Company.

5.About confirmation of new edition of the Company's Charter.

6.About confirmation of changes and additions, making in internal documents, regulating activities of the Company's bodies.

7.About confirmation of Regulation "About board of JSC "Samaraenrgo".

The first question of the agenda: **About confirmation of the annual report, annual balance sheet, including account of profit and losses of the Company, and also about distribution of profit (including dividend payment) and losses of Company by results of 2004 accounting year.**

Quorum on the given question of the meeting agenda -89,3373 %

Results of voting:	*Quantity of votes*	*% from participated in voting*
FOR	*3 186 221 059*	*99,9978*
AGAINST	*0*	*0,0000*
REFRAINED	*4 640*	*0,0001*

THE DECISION MADE BY THE MEETING:

1. To confirm the Annual Report for 2004, the Annual Balance Sheet by results of 2004, the Account of profit and losses by results of 2004.

2. To confirm the following profit and losses distribution for the results of 2004:

		(thousand Rubles)
To distribute retained earnings (losses) for accounting period		440 197
For :	Reserve fund	2 987
	Investments	291 880

12g3-2B F.# 82-4708

SAMARA ENERGO

443100, г. Самара, ул. Маяковского, 15; Тел.: (8462) 79-63-79; Факс: (8462) 42-43-94; Телетайп 714166 СВЕТ; adm@snet.samen.elektra.ru

JOINT-STOCK COMPANY OF POWER AND ELECTRIFICATION

443100, SAMARA, MAYAKOVSKY STR, 15, TELETYPE 714166 СВЕТ,
TEL.: (8462) 79-63-79, FAX: (8462) 42-43-94; ADM@SNET.SAMEN.ELEKTRA.RU

1.07.2005 № 104-266

12g3-2(b)
File# 82-4708

Securities and Exchange Commission
Division of International Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

Re: Exemption No.: 82-4708

Dear Sirs,

In connection with Company's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), please find enclosed Report about results of Extraordinary general shareholders meeting of the Joint-stock company "Samaraenergo", took place on May, 23, 2005; Report about results of Annual general shareholders meeting of the Joint-stock company "Samaraenergo", took place on June, 17, 2005 and also Annual report of JSC "Samaraenergo".

Sincerely,

Jury Stitsuk,
Chief of the Corporate Management Department